Exhibit 99.2

CREDIT AGREEMENT

HIGH TIDE INC.

as Borrower

- and -

ATB FINANCIAL

as Lender

DATED AS OF OCTOBER 15, 2021

TABLE OF CONTENTS
ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Audited Financial Statements	29
1.3	Canadian Currency	29
1.4	Interest Act	29
1.5	Change in Rates	29
1.6	Headings and Table of Contents	29
1.7	References	30
1.8	Number and Gender	30
1.9	Maximum Interest Rate	30
1.10	Lender to Act Reasonably	31
1.11	Schedules	31
ARTICLE 2 CREDIT FACILITIES		31
2.1	Operating Facility - Cdn. $10,000,000	31
2.2	Purpose and Availability of the Operating Facility	31
2.3	Permitted Increase in Operating Facility	32
2.4	Evidence of Debt	32
2.5	Illegality	32
2.6	Substitute Basis of Borrowing	33
2.7	Benchmark Replacement Setting.	34
2.8	CDOR Discontinuance	39
ARTICLE 3 PROCEDURES APPLICABLE TO BORROWINGS		40
3.1	Notice of Borrowing	40
3.2	Conversion Option	41
3.3	Provisions relating to Letters of Credit	42
3.4	Rollovers	42
3.5	Selection of Libor Interest Periods	43
3.6	Provisions relating to Bankers' Acceptances.	43
3.7	Reliance on Oral Instructions	44
ARTICLE 4 PAYMENTS		45
4.1	Repayment and Termination at Maturity Date	45
4.2	Mandatory Repayments - General	45
4.3	Mandatory Repayments - Operating Facility	46
4.4	Voluntary Prepayment	46
4.5	Principal Repayments Affecting Bankers' Acceptances and Libor Loans	46
4.6	Early Repayment of Bankers' Acceptances, Letters of Credit and Libor Loans	47
4.7	Payments Generally	47
4.8	No Credit for Trust Funds	47
ARTICLE 5 INTEREST, FEES AND EXPENSES		47
5.1	Interest on Prime Loans	47

5.2	Interest on U.S. Base Rate Loans	48
5.3	Interest on Libor Loans	48
5.4	Interest on Overdue Amounts	48
5.5	Letter of Credit Fees	49
5.6	Corporate MasterCard	49
5.7	Standby Fees	49
5.8	Other Fees	49
5.9	Change in Circumstances	50
5.10	Reimbursement of Expenses	51
5.11	Determination Conclusive	52
5.12	No Withholding/Payment of Gross-up	52
ARTICLE 6 CONDITIONS PRECEDENT		52
6.1	Conditions - Effectiveness	52
6.2	Conditions - Borrowings	54
6.3	Waiver	58
ARTICLE 7 REPRESENTATIONS AND WARRANTIES		58
7.1	Representation and Warranties	58
7.2	Survival of Representations and Warranties	65
ARTICLE 8 COVENANTS		66
8.1	Positive Covenants	66
8.2	Negative Covenants	71
8.3	Reporting Covenants	74
8.4	Financial Covenants.	75
8.5	Material Subsidiaries	76
ARTICLE 9 SECURITY		76
9.1	Security	76
9.2	Further Assurances	77
ARTICLE 10 EVENTS OF DEFAULT		77
10.1	Events of Default	77
10.2	Lender May Waive	81
10.3	Remedies are Cumulative	81
10.4	Set-Off	81
10.5	Cash Collateral Accounts	82
10.6	Waiver of Jury Trial	82
ARTICLE 11 GENERAL		82
11.1	Notices	82
11.2	Performance of Covenants by the Lender	83
11.3	Indemnity	83
11.4	Environmental Indemnity	84
11.5	Funding Indemnity	85
11.6	No Set-Off or Counterclaim	85
11.7	Severability	85

11.8	Time of Essence	85
11.9	Assignment by Borrower	85
11.10	Lender Assignments	86
11.11	Entire Agreement	87
11.12	Amendments	87
11.13	Law Governing	87
11.14	Paramountcy/Conflict	87
11.15	Successors and Assigns	87
11.16	Counterparts and Electronic Signature	87
11.17	USA PATRIOT Act	88

CREDIT AGREEMENT

THIS AGREEMENT dated as of the 15th day of October, 2021.

AMONG:

HIGH TIDE INC.

(the "Borrower")

- and -

ATB FINANCIAL

(and one or more financial institutions to whom such lender or its assigns may from time to time assign an interest herein pursuant to Section 11.10 hereof, collectively, the "Lender")

RECITALS:

WHEREAS the Borrower has requested and the Lender has agreed to establish the Operating Facility in its favour upon the terms and conditions of this Agreement;

NOW THEREFORE, for value received, and intending to be legally bound by this Agreement, the parties agree as follows:

Article 1
Interpretation

1.1	Definitions

For the purposes of this Agreement, the following terms shall have the following meanings unless something in the subject matter or context is inconsistent therewith:

"Additional Compensation" has the meaning given to that term in Section 5.9(b).

"Adjusted Debt" means, in respect of Borrower as at the day of calculation on a consolidated basis all outstanding Debt, other than (without duplication):

(a)	postponed Debt if it is postponed on terms and in a manner acceptable to the Lender (and, for certainty, the Debt owing to Aurora under the Aurora Debenture and the Aurora Debt Restructuring Agreement has been so postponed);
(b)	all Specified Debt not included under subsection (a), other than Debt owing in respect of the Dreamweavers Deferred Payment;
(c)	Debt owing in respect of the Dreamweavers Deferred Payment, other than the applicable principal owing to Dreamweavers in respect of the Dreamweavers Deferred Payment in accordance with the terms of the Dreamweavers Amalgamation Agreement in the applicable Financial Year (which principal shall be included in the calculation of Adjusted Debt);

(d)	the redemption amount of any preferred shares of Borrower which are redeemable at the option of the holder, unless such option is exercised;
(e)	Debt of an Excluded Foreign Subsidiary; and
(f)	Debt of a Person in which the Borrower holds a minority interest, unless such Person is designated as a Material Subsidiary.

"Adjusted Debt to EBITDA Ratio" means, at any time, for any relevant period, the ratio of (i) Adjusted Debt at such time to (ii) EBITDA.

"Affiliate" of a Person means any other Person which, directly or indirectly, controls or is controlled by or is under common control with the first Person, and for purposes of this definition, "control" (including with correlative meanings the terms "controlled by" and "under common control with") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise.

"Agreement" means this agreement and the schedules hereto, and any amendments or supplements to or replacements or restatements of this credit agreement or the schedules at any time and from time to time.

"Anti-Corruption Laws" means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, and any other anti-corruption law applicable to the Borrower and its Subsidiaries.

"Aphria" means Aphria Inc., and its successors.

"Aphria Debenture" means the unsecured convertible debenture issued by the Borrower to Aphria dated April 18, 2019 (as amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with the terms of this Agreement).

"Applicable Law" means, at any time, with respect to any Person, property, transaction or event, all applicable laws, statutes, regulations, treaties, judgments and decrees and (whether or not having the force of law) all applicable official directives, rules, consents, approvals, by-laws, permits, authorizations, guidelines, orders and policies of any governmental or regulatory body or Persons having authority over that Person, property, transaction or event, provided, however, that Applicable Law shall not include (i) the Federal Food, Drug, and Cosmetic Act (United States) or any rules and regulations promulgated therefrom only as they relate to the distribution or sale of CBD or CBD products and (ii) any laws, rules, regulations and/or agency guidance, promulgated by any state within the United States, which prohibits, limits, or otherwise restricts the distribution or sale of CBD or CBD products.

"Applicable Margin" means in respect to the margin applicable to Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, Bankers' Acceptances, Letter of Credit Fees and Standby Fees payable under the Operating Facility, the percentage rate per annum set out in the following table opposite the applicable Adjusted Debt to EBITDA Ratio:

Level	Adjusted Debt to EBITDA Ratio	Margin on Prime Rate Loans and U.S. Base Rate Loans (bps)	Margin on Libor Loans and Stamping Fees for Bankers' Acceptances (bps)	Financial LC Fees (bps)	Non-Financial LC Fees (bps)	Standby Fee (bps)
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Provided that:

(a)	the effective date of any change to the Applicable Margin shall be the first day of the fiscal quarter immediately following the last day of the period during which the Borrower is required to deliver Compliance Certificates hereunder. If any Compliance Certificate is not delivered as required hereunder or is delivered containing an error which impacts the calculation of the Adjusted Debt to EBITDA Ratio such that the Applicable Margin is at a different level than it would be determined to be using the correct calculation of, the Applicable Margin shall immediately be the highest rate applicable, until such time as such Compliance Certificate is delivered or corrected, as applicable, and the Adjusted Debt to EBITDA Ratio determined;
(b)	if the Applicable Margin changes during the term of any Bankers' Acceptance or Letter of Credit, the Stamping Fee or Letter of Credit Fee paid shall be adjusted to reflect the Applicable Margin for the remaining term, and the parties shall forthwith make whatever payments are necessary to reflect such adjustment;
(c)	for the purposes of calculating the Applicable Margins for Prime Rate Loans, U.S. Base Rate Loans and Bankers' Acceptances, the per annum rate is expressed on the basis of a 365-day year, as applicable, and the Applicable Margin for Libor Loans is calculated as a per annum rate expressed on the basis of a 360-day year; and
(d)	upon the occurrence and during the continuance of any Event of Default, each of the above Applicable Margins will increase by 200 bps.

"Aurora" means Aurora Cannabis Inc., and its successors.

"Aurora Debenture" means the secured convertible debenture issued by the Borrower to Aurora under the Aurora Debt Restructure Agreement (as amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with the terms of this Agreement).

"Aurora Debt Restructure Agreement" means the debt restructure agreement made between the Borrower and Aurora dated as of July 23, 2020 (as amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with the terms of this Agreement).

"BA Equivalent Loan" means, in relation to a Borrowing by way of BA Loans, an advance in Canadian Dollars made by a Non-Acceptance Lender pursuant to Section 3.6(h).

"BA Loans" means Bankers' Acceptances and BA Equivalent Loans.

"BA Notice" means a notice requesting the issuance of a Bankers' Acceptance, or a Rollover to be given to the Lender in writing substantially in the form annexed hereto as Schedule A.

"Bankers' Acceptance" and "BA" mean a non-interest bearing instrument denominated in Canadian Dollars drawn by the Borrower under the Operating Facility and accepted by a Lender in accordance with this Agreement, and includes a depository note within the meaning of the Depository Bills and Notes Act (Canada) and a non-interest bearing bill of exchange within the meaning of the Bills of Exchange Act (Canada).

"Basis Point" and "bp" means one one-hundredth of one percent (.01%).

"Benefit Plan" means any of (a) an "employee benefit plan" (as defined in ERISA) that is subject to Title I of ERISA, (b) a "plan" as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such "employee benefit plan" or "plan".

"Borrower" means High Tide Inc. and its successors and permitted assigns.

"Borrowing" means any drawdown under the Operating Facility or any issuance of any Letter of Credit under the Operating Facility or any Conversion and any Rollover.

"Borrowing Date" means a Business Day on which a Borrowing is made.

"Branch of Account" means the branch of the Lender, as designated by the Lender to the Borrower in writing from time to time.

"Business Day" means a day on which banks are open for business in Calgary, Alberta other than a Saturday, Sunday or legal holiday, also, if such term is considered in the context of a U.S. Base Rate Loan, New York, New York and also, if such term is considered in the context of a Libor Loan or determination of Libor, London, England.

"Canadian Dollars", "Cdn. Dollars", "Cdn. $" and "$" each means lawful money of Canada.

"Cannabis" means:

(a)	any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, Cannabis indica and Cannabis ruderalis, marijuana and Industrial Hemp and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower or trichome;
(b)	any material obtained, extracted, isolated or purified from the plant or seed or the parts contemplated by clause of this definition, including any oil cannabinoid, terpene, genetic material or any combination thereof;
(c)	any organism engineered to biosynthetically produce the material contemplated by clause (b) of this definition, including any micro-organism engineered from such purpose;

(d)	any biologically or chemically synthesized version of the material contemplated by clause (b) of this definition or any analog thereof, including any product made by any organism contemplated by clause (c) of this definition;
(e)	any other meaning ascribed to the term "cannabis" under Applicable Law in any Qualified Cannabis Jurisdiction, including the Cannabis Act and the Controlled Drugs and Substances Act (Canada); and
(f)	any other meaning ascribed to the term "cannabis" under the Controlled Substances Act (United States).

"Cannabis Accessory" means "cannabis accessory" as defined in the Cannabis Act in respect of the Cannabis Business carried on by the Loan Parties in Canada.

"Cannabis Act" means the Cannabis Act, SC 2018, c. 16 as amended or replaced from time to time.

"Cannabis Activities" means any activities of a Person (including advertising or promotional activities) relating to or in connection with the possession, exportation, importation, cultivation, production, processing, purchase, distribution or sale of Cannabis or Cannabis products, whether such activities are for medical, scientific, recreational or any other purpose.

"Cannabis Authorizations" means all licenses, permits, consents, authorizations and approvals from any and all Governmental Authorities under Cannabis Laws that are necessary to maintain in connection with any Cannabis Business operated by each Loan Party.

"Cannabis Business" means the distribution and retail sale of Cannabis for adult recreational purposes and uses in the Qualified Cannabis Jurisdictions and includes any business that is reasonably related or ancillary thereto (including the sale of Cannabis Accessories, but excluding, for certainty, Non-Cannabis Accessories), as well as any services related to Cannabis.

"Cannabis Laws" means Applicable Laws with respect to Cannabis Activities made from time to time in any Qualified Cannabis Jurisdiction, including the Cannabis Act, its regulations and the Controlled Drugs and Substances Act (Canada).

"CARES Act" means, the Coronavirus Aid, Relief, and Economic Security Act, as such legislation may be replaced or amended from time to time.

"Cash Collateral Account" means an account with the Lender, from which the Borrower has no withdrawal rights or privileges except as contemplated in this Agreement, which account and all funds credited thereto and interest earned thereon (which interest shall be at the prevailing rate of the Lender for demand deposits of comparable amounts) shall be the subject of a Security Interest in favour of the Lender.

"Cay Innovations" means Cay Innovations Inc. and its successors.

"Cay Innovations Loan Agreement" means the unsecured loan agreement between Cay Innovations, as lender and the Borrower, as debtor, dated as of September 4, 2019, as amended to the date hereof.

"CBD" means crystalline, non-intoxicating cannabinoid C21H30O2 derived from Industrial Hemp to the extent that such activities do not contravene the Controlled Substances Act (United States).

"CBD Activities" means any activities (including advertising or promotional activities) relating to or in connection with the possession, exportation, importation, cultivation, production, processing, purchase, distribution or sale of CBD products, whether such activities are for medical, scientific, recreational or any other purpose.

"CBD Authorizations" means all licenses, permits, consents, authorizations and approvals from any and all Governmental Authorities under CBD Laws that are necessary to maintain in connection with any CBD Business operated by each Loan Party.

"CBD Business" means the conducting of CBD Activities in the Qualified CBD Jurisdictions.

"CBD Laws" means Applicable Laws made from time to time with respect to CBD Activities in any Qualified CBD Jurisdiction.

"CDOR Rate" means, on any date, the per annum rate of interest which is the rate based on the average of the discount rates (rounded up to two decimal places) applicable to Canadian Dollar bankers' acceptances for a term equivalent to the term of the relevant bankers' acceptances appearing on the Refinitiv Screen Canadian Dollar Offered Rate (CDOR) Page (the "CDOR Page") for acceptances of Schedule I banks under the Bank Act (Canada) as of 10:15 a.m. (Toronto time) on such date, or if such a date is not a Business Day, then on the immediately preceding Business Day; provided, however, that if no such average rate appears on the CDOR Page as contemplated, then the CDOR Rate on any date shall be the rate for the term referred to above applicable to Canadian Dollar bankers' acceptances quoted by ATB Financial as of 10:15 a.m. (Toronto time) on such date, or if such date is not a Business Day, then on the immediately preceding Business Day.

"Change of Control" means:

(a)	the acquisition of Control of the Borrower by any Person or group of Persons acting jointly or otherwise in concert (other than such Persons or group of Persons in Control as of the Closing Date); or
(b)	the Borrower ceases to own, directly or indirectly, all of the Equity Securities of the other Loan Parties.

"Closing Date" means the date upon which the conditions precedent set forth in Section 6.1 have been satisfied or waived.

"Code" means the U.S. Internal Revenue Code of 1986.

"Compliance Certificate" means a completed certificate substantially in the form of Schedule B signed and delivered by a senior officer of the Borrower, as such form may be amended from time to time by mutual agreement of the Borrower and the Lender.

"Contaminant" means any pollutant, dangerous, toxic or hazardous substance or waste of any description whatsoever, hazardous materials or contaminants regulated pursuant to any Environmental Law.

"Contract Period" means the term of a Bankers' Acceptance.

"Control" means the ownership or right to control through voting proxies a minimum of 25.1% of the issued and outstanding voting shares, partnership interests or other instruments having the capacity to elect the directors or committees responsible for the control, management and direction of any Person or to otherwise control the management or direction of any Person.

"Conversion" means the conversion of one manner of Borrowing (other than a Letter of Credit) permitted hereunder into another manner of Borrowing (other than a Letter of Credit) permitted hereunder.

"Conversion Date" means the date upon which a Conversion is effected.

"Conversion Notice" means a notice requesting a Conversion to be given to the Lender in writing, substantially in form of Schedule A hereto as described in Section 3.2 hereof.

"Currency Swap" means a contract entered into between a Person and a counterparty on a case by case basis in connection with forward rate, currency swap or currency exchange and other similar currency related transactions, the purpose and effect of which is to mitigate or eliminate such Person's exposure to fluctuations in exchange rates.

"Debt" of a Person means, as at any particular time and as determined on a consolidated basis in respect of the Borrower in accordance with GAAP (without duplication), the aggregate amount of all obligations, liabilities and indebtedness: (i) for moneys borrowed and moneys raised by the issue of notes, bonds, debentures or other evidences of moneys borrowed including the face amount of bankers' acceptances and letters of credit or letters of guarantee; (ii) for the deferred purchase price of property or services represented by a note or other evidence of indebtedness; (iii) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (iv) of another person secured by a lien, charge, hypothec, mortgage or security interest on any assets or undertaking (real, personal, tangible or intangible) of such Person; (v) under Finance Leases; (vi) comprising of the aggregate amount at which any Equity Securities in the capital of such Person which are redeemable at the option of the holder or retractable at the option of the holder, as the case may be, may be so retraced or redeemed for cash or debt provided all conditions precedent for such retraction or redemption have been satisfied; and (vii) representing Debt Guarantees by such Person.

"Debt Guarantee" by any Person means, without duplication, the amount outstanding at any time of all Debt of the kinds referred to in (i) through (vi) of the definition of Debt which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire, or in respect of which such Person has otherwise assured a creditor or other Person against loss.

"Deemed Year" has the meaning given to that term in Section 1.4.

"Default" means any of the events described in Section 10.1 regardless of whether any requirement in connection with such event for the giving of notice, the lapse of time, or both, has been satisfied or met.

"Discount Note" shall mean a non-interest-bearing promissory note denominated in Dollars issued by the Borrower under the Operating Facility to a Non-Acceptance Lender to evidence a BA Equivalent Loan.

"Discount Proceeds" means, in respect of any Bankers' Acceptance, an amount which is calculated by: (i) dividing the face amount thereof by the sum of one plus the product of the: (a) Reference Discount Rate expressed in a decimal fraction, multiplied by (b) a fraction, the numerator of which is the Contract Period of such Bankers' Acceptance and the denominator of which is 365; and (ii) deducting from the result obtained the Stamping Fee for such Bankers' Acceptance.

"Distribution" means, with respect to any Person, any payment by such Person:

(a)	of any dividends, other distributions or returns of capital on any of its Equity Securities;
(b)	on account of, or for the purpose of setting apart any Property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of the Equity Securities of such Person or any of its Subsidiaries or any warrants, options or rights to acquire any such Equity Securities, or the making by such Person of any other distribution in respect of any of such Equity Securities;
(c)	of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any Debt of such Person to a shareholder of such Person or to any non-arm's length party (within the meaning of the Income Tax Act) of such Person or shareholder; or
(d)	of any:
(i)	management, consulting or similar fee or any bonus or comparable payment, other than commercially reasonable remuneration;
(ii)	gift or other gratuity; or
(iii)	amount in respect of Property leased or acquired by such Person, except on commercially reasonable terms;

in each case, to any Related Party or any non-arm's length party (within the meaning of the Income Tax Act) of such Person.

"Draft" or "Drafts" when used in connection with Bankers' Acceptances, means a bill or bills of exchange not payable on demand drawn by the Borrower under the Operating Facility and accepted by the Lender in accordance with this Agreement.

"Dreamweavers" means Dreamweavers Cannabis Products Inc., and its successors.

"Dreamweavers Deferred Payment" means the unsecured deferred purchase price payment owed to the previous shareholders of Dreamweavers in the original principal amount of $500,000 in connection with the Borrower's acquisition of Dreamweavers pursuant to an amalgamation agreement among the Borrower, Canna Cabana (SK) Inc. and Dreamweavers dated May 21, 2019 (the "Dreamweavers Amalgamation Agreement"), of which $200,000 is outstanding as at the date of this Agreement.

"EBITDA" means, for any fiscal period, calculated on a twelve-month trailing basis the Net Income of the Borrower on a consolidated basis in accordance with GAAP, plus (in each case, for the Borrower on a consolidated basis but without duplication):

(a)	all amounts deducted in the calculation of Net Income in respect of Interest Expense;
(b)	all amounts deducted in the calculation of Net Income in respect of the provision for income taxes (in accordance with GAAP);
(c)	all amounts deducted in the calculation of Net Income in respect of non-cash items, including, without limitation, depletion, accretion, depreciation, amortization and future income tax liabilities;
(d)	all amounts deducted in the calculation of Net Income in respect of any non-capitalized transaction costs and expenses associated with the closing of this Agreement and the transactions contemplated thereunder as well as the additional costs disclosed to and approved by the Lender in writing prior to the Closing Date, up to a maximum of Redacted in the aggregate;
(e)	all amounts deducted in the calculation of Net Income in respect of extraordinary and non-recurring cash losses (other than in the ordinary course of business), to the extent acceptable to the Lender (in the Lender's sole discretion);
(f)	all amounts deducted in the calculation of Net Income in respect of all non-cash losses and expenses, including, foreign exchange translation losses, stock-based compensation expenses, fair value changes relating to inventory and biological assets, debt restructuring, revaluation of derivative liability, settlement of convertible debenture, extinguishment of debenture, impairment loss, share-based compensation, and losses or write-downs due to revaluation of marketable securities, extinguishment of financial liability, related party balances written-off, disposal of property and equipment and discount on accounts receivable;
(g)	all amounts deducted in the calculation of Net Income in respect of any other unusual or non-recurring cash charges, expenses or losses designated by the Borrower with the prior written consent of the Lender, which consent may be withheld in the Lender's sole discretion;
(h)	all amounts deducted in the calculation of Net Income in respect of losses attributable to minority interests in any Person;
(i)	Distributions received in cash in respect of any minority interest in any Person;

less (to the extent added in computing such Net Income or net loss):

(j)	all non-recurring extraordinary gains (other than in the ordinary course of business) acceptable to the Lender (in the Lender's sole discretion);

(k)	all non-cash gains and income, including, foreign exchange translation gains, gains or write-ups; and
(l)	earnings attributable to minority interests in any Person;

provided that for the purposes of this definition:

(i)	EBITDA shall be calculated without reference to, and excluding, in each instance above, any amounts or other items attributable to Excluded Foreign Subsidiaries; and
(j)	if any Material Acquisition is made by a Loan Party (whether by amalgamation, asset or share acquisition or otherwise) at any time during the relevant period of calculation, the Material Acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if any Material Disposition is made by a Loan Party (whether by asset or share disposition or otherwise) at any time during the relevant period of calculation, or the assets cease to be owned by a Loan Party, such Material Disposition shall be deemed to have been made on and as of the first day of such calculation period.

"Environmental Activity" means any past, present or future activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation or its Release into the natural environment including the movement through or in the air, soil, subsoil, surface water or groundwater.

"Environmental Laws" means any and all federal, provincial, municipal, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, licences, agreements or other governmental restrictions having the force of law relating to the environment, occupational health and safety, health protection or any Environmental Activity.

"Equity Securities" means, with respect to any Person, any and all shares, stock or units of, interests, participations or rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person's capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing.

"Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Bank of Canada noon (Calgary time) mid-point spot rate for such currencies on such date of determination (as quoted or published from time to time by the Bank of Canada) or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed to by the Borrower and the Lender; provided that if such mid-point spot rate is no longer quoted at noon (Calgary time), it shall mean the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the immediately preceding Business Day, and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Lender in Calgary, Alberta in accordance with its normal practice.

"ERISA" means the U.S. Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means (a) any "reportable event," as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the failure with respect to any Plan to satisfy the "minimum funding standard" (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan; (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal of the Borrower or any of its ERISA Affiliates from any Plan or Multiemployer Plan; or (g) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition upon the Borrower or any of its ERISA Affiliates of withdrawal liability under Section 4201 of ERISA or a determination that a Multiemployer Plan is, or is expected to be, insolvent within the meaning of Title IV of ERISA.

"ETA" means Part IX of the Excise Tax Act (Canada), as amended from time to time

"Event of Default" means any of the events specified in Section 10.1, provided that any requirement in connection with such event for the giving of notice, the lapse of time or both, has been satisfied or met.

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(b)	Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted Redacted.,

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"Federal Funds Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such day is not a Business Day, such weighted average for the immediately preceding Business Day for which the same is published or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Lender from three Federal funds brokers of recognized standing selected by it. Notwithstanding the foregoing, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

"Finance Lease" means any lease of property, real or personal, or any similar arrangement which would, in accordance with GAAP as at December 31, 2018, be required to be classified and accounted for as a capitalized lease on a balance sheet of a lessee, where the lessee is the Borrower or a Subsidiary of the Borrower, excluding (i) any lease that would in accordance with GAAP (as in effect as of December 31, 2018) be determined to be an operating lease and (ii) a Premises Lease.

"Financial LC" means a stand-by letter of credit if it serves as a payment guarantee of a Borrower's financial obligations and is treated as a direct credit substitute for purposes of applicable capital adequacy guidelines.

"Financial Year" of an entity means the 12-month period ending on the fiscal year end of that entity in each year.

"GAAP" means generally accepted accounting principles in Canada as in effect from time to time as set forth in the opinions and pronouncements of the relevant Canadian public and private accounting boards and institutes which are applicable to the circumstances as of the date of determination consistently applied (on an IFRS basis).

"Governmental Authority" means any nation or government, any province, municipality, local or other political subdivision thereof and any agency, instrumentality or other entity thereof exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"GST" means the goods and services tax imposed under the ETA.

"Guarantee" means, with respect to a Person, any absolute or contingent liability of that Person under any guarantee, agreement, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse or other obligation to pay, purchase, repurchase or otherwise be or become liable or obligated upon or in respect of any Debt of any other Person, and including any absolute or contingent obligations to:

(a)	advance or supply funds for the payment or purchase of any Debt of any other Person;
(b)	purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any other Person to make payment of Debt or to assure the holder thereof against loss; or
(c)	indemnify or hold harmless any other Person from or against any losses, liabilities or damages, in circumstances intended to enable such other Person to incur or pay any Debt or to comply with any agreement relating thereto or otherwise to assure or protect creditors against loss in respect of such Debt.

Each Guarantee shall be deemed to be in an amount equal to the amount of the Debt in respect of which the Guarantee is given, unless the Guarantee is limited to a determinable amount in which case the amount of the Guarantee shall be deemed to be the lesser of the amount of the Debt in respect of which the Guarantee is given and such determinable amount.

"Guarantor" means, individually and collectively, all present and future Material Subsidiaries of the Borrower, and their respective successors and permitted assigns.

"Hostile Acquisition" means an acquisition, which is required to be reported to applicable securities regulatory authorities, of issued and outstanding equity securities of any other Person where the board of directors of that other Person (or the equivalent thereof) has not approved such acquisition nor recommended to the holders of the issued and outstanding equity securities of any other Person that they sell their issued and outstanding equity securities of such Person pursuant to the proposed acquisition, including for certainty units of a trust where the trustee or manager or administrator of that trust has not approved such acquisition nor recommended to the unitholders of the trust that they sell their units pursuant to the proposed acquisition or units of a partnership where the board of directors of the general partner thereof has not approved such acquisition nor recommended to the partners of the partnership that they sell their units pursuant to the proposed acquisition.

"IFRS" means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Account Standards Board.

"Industrial Hemp" has the meaning ascribed to such term or the term "hemp" under: (a) the Applicable Law of any Qualified Cannabis Jurisdiction, including the Industrial Hemp Regulations (Canada) issued under the Cannabis Act, or (b) the Agricultural Marketing Act of 1946 (United States).

"Interest Coverage Ratio" means the ratio of (a) EBITDA to (b) Interest Expense.

"Interest Expense" means, with respect to the Borrower for any period, without duplication, interest expense of the Borrower calculated on a consolidated basis and in accordance with GAAP as the same would be set forth or reflected in a consolidated statement of net income of the Borrower and, in any event and without limitation, shall include:

(a)	all interest accrued or payable in respect of such period, provided that:
(i)	interest accrued in respect of amounts owing under Aurora Debenture and the Dreamweaver Deferred Payment shall not be included in the calculation of Interest Expense and shall only be included in such calculation when payable; and
(ii)	interest paid by way of issuance of Equity Securities shall not be included in the calculation of Interest Expense;
(b)	all fees (including standby, letter of credit, guarantee, commitment and fees relating to the acceptances of bankers' acceptances) accrued or payable in respect of such period and which relate to any Debt, prorated (as required) over such period;
(c)	any difference between the face amount and the discount proceeds of any bankers' acceptances and other obligations issued at a discount, prorated (as required) over such period;
(d)	the interest component of obligations under Finance Leases; and

(e)	all net amounts charged or credited to interest expense under any interest rate hedge agreements in respect of such period,

and shall also, for the purposes of this Agreement, include non-interest payments made during such period under the Dreamweaver Deferred Payment and the Structured Payment Amount, but shall exclude any of the foregoing listed items above in respect of any Excluded Foreign Subsidiaries; provided that neither the Borrower nor any Material Subsidiary is liable or such amounts or provides payment of any such amounts (and in the event they are so liable or do so pay, such amounts shall, for the purposes of this Agreement, be included in the calculation of Interest Expense).

"Interest Payment Date" means, the first Business Day of each calendar month.

"Interest Swap" means a contract entered into between a Person and a counterparty, on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, the purpose and effect of which is to mitigate or eliminate such Person's exposure to fluctuations in interest rates.

"Investment" means, as applied to any Person (the "investor"):

(a)	any direct or indirect purchase or other acquisition by the investor of, or a beneficial interest in, Equity Securities of any other Person including any exchange of Equity Securities for indebtedness;
(b)	any direct or indirect loan, advance (other than advances to employees for moving, business and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution (by way of cash or Property) by the investor to any other Person, including all indebtedness and accounts receivable owing to the investor from such other Person that did not arise from sales or services rendered to such other Person in the ordinary course of the investor's business; or
(c)	any direct or indirect purchase or other acquisition of bonds, notes, debentures or other debt securities of any other Person.

"Lands" means, collectively, all real property owned by any Loan Party or leased by any Loan Party under a Premises Lease.

"Lender" is defined on the first page hereof and also includes other Persons who are or become, a party to this Agreement in a capacity as lender to the Borrower.

"Lender's Counsel" means Gowling WLG (Canada) LLP, or such additional and other legal counsel as the Lender may appoint from time to time.

"Letter of Credit" means any letter of credit or bank letter of guarantee issued by the Lender at the request of the Borrower under the Operating Facility pursuant to this Agreement, as the same may be amended, supplemented, extended or otherwise modified from time to time and in each case denominated in a freely traded currency acceptable to the Lender and subject to availability. Each such Letter of Credit shall be designated as either (a) a Financial LC; or (b) a Non-Financial LC.

"Letter of Credit Agreement" means a Letter of Credit application, indemnity, service agreement, license agreement, electronic banking agreement or such other customary document as the Lender may reasonably require from time to time from the Borrower or other Persons when asked to issue a Letter of Credit under the Operating Facility.

"Letter of Credit Fee" means, with respect to any Letter of Credit, the fee set out in Section 5.5.

"Libor" means, with respect to any Libor Interest Period applicable to a Libor Loan, the rate per annum, based on a 360 day year, determined by the Lender to be the offered rate that appears on the page of the LIBOR 01 screen of Reuters Limited (or any successor or other commercially available source providing quotations of Libor as designated by the Lender from time to time) that displays the average ICE Benchmark Administration Limited (or its successor) Interest Settlement Rate for deposits in U.S. Dollars (for delivery on the first day of such Libor Interest Period) with a term equal to such Libor Interest Period, determined as of approximately 11:00 a.m. (London, England time) two Business Days prior to the first day of such Libor Interest Period. If such "LIBOR 01 Page" is not available, then "Libor" shall mean, with respect to any Libor Interest Period applicable to a Libor Loan, the rate determined by the Lender based on a 360 day year, rounded upwards, if necessary, to the nearest whole multiple of 1/100%, at which the Lender, in accordance with its normal practice, would be prepared to offer to leading banks in the London interbank market for delivery by the Lender on the first day of the applicable Libor Interest Period for a period equal to the number of days in such Libor Interest Period, deposits in U.S. Dollars of amounts comparable to the principal amount of such Libor Loan to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) two Business Days prior to a Borrowing Date, Conversion Date or Rollover Date, as the case may be, for such Libor Interest Period; provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

"Libor Interest Date" means the date falling on the last day of each Libor Interest Period; provided that if the Borrower selects a Libor Interest Period for a period longer than three months, the Libor Interest Date shall be each date falling every three months after the beginning of such Libor Interest Period and the date falling on the last day of such Libor Interest Period.

"Libor Interest Period" means, with respect to each Libor Loan, the period (subject to availability) of approximately one (1) month, two months, three months or six months (as selected by the Borrower and notified to the Lender) commencing on and including the Borrowing Date, Conversion Date or Rollover Date, as the case may be, applicable to such Libor Loan and ending on and including the last day of such period; provided that no Libor Interest Period may be selected which ends after the Maturity Date.

"Libor Loan" means loans in U.S Dollars made by the Lender to the Borrower under the Operating Facility on which the interest rate is calculated with reference to Libor.

"Liquidity" means, at any time, (a) the aggregate cash and cash equivalents (each as determined in accordance with GAAP) held by the Loan Parties with the Lender at such time and not subject to a voluntary Permitted Encumbrance (other than in favour of the Lender) plus (b) when calculated for the purposes of determining the amount of Liquidity in relation to determining whether an acquisition is a Permitted Acquisition, the amount of cash and cash equivalents held by any Person whose Equity Securities are being acquired as part of such acquisition, determined on a consolidated basis.

"Loan Documents" means this Agreement, the Security and any other document, instrument, agreement or certificate in favour of the Lender executed in connection herewith, or contemplated hereunder and when used in relation to any Person, "Loan Documents" shall mean and refer to the Loan Documents executed and delivered by such Person.

"Loan Parties" means the Borrower and the Guarantors.

"Material Acquisition" means an acquisition or series of acquisitions by one or more Loan Parties of shares or other assets where the aggregate purchase price thereof is in excess of Redacted.

"Material Adverse Effect" means, when used in relation to the Loan Parties, a material adverse effect on (i) the business, property, assets, liabilities, operations, condition (financial or otherwise) or affairs of the Loan Parties taken as a whole, or (ii) the ability of any Loan Party to perform its obligations under, or the ability of the Lender to enforce any of its rights and remedies under, any of the Loan Documents, and when used in relation to any other Person has a similar meaning.

"Material Contract" means, collectively, (a) the contracts listed in Schedule H hereto and (b) any other right, interest, agreement, arrangement or understanding entered into by any Loan Party, whether written or oral, the loss or termination of which (without replacement), or under which the acceleration of any payment obligation, in each case by or of such Loan Party, would have a Material Adverse Effect, as each of the same may be amended, modified, supplemented, restated or replaced, subject to and in accordance with the provisions of this Agreement.

"Material Disposition" means a disposition or series of dispositions by one or more Loan Parties of shares or other assets where the aggregate purchase price thereof is in excess of Redacted.

"Material Subsidiary" means:

(a)	any direct or indirect Subsidiary of the Borrower in which the Borrower has no less than 50.1% ownership interest of, directly or indirectly (i) owns 5% or more of the assets as shown on the consolidated balance sheet in the financial statements of the Borrower most recently provided to the Lender or (ii) accounts for 5% or more of EBITDA for the period covered by the financial statements of the Borrower most recently provided to the Lender;
(b)	any Subsidiary of the Borrower which has a direct or indirect ownership interest in a Material Subsidiary; and
(c)	any other Subsidiary of the Borrower designated (and not de-designated) as a Material Subsidiary by the Borrower from time to time pursuant to, and in compliance with Section 8.5,

but excluding any Excluded Foreign Subsidiary.

"Maturity Date" means [n], 2024. [NTD: date 3 years from closing to be inserted]

"Meta" means Meta Growth Corp. and its successors.

"Multiemployer Plan" means a Plan that constitutes a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

"Net Income" means, in respect of any period and as determined in accordance with GAAP, an amount equal to the net income from continuing operations of the Borrower on a consolidated basis.

"Net Sale Proceeds" means, in connection with the sale, lease, transfer or other disposition of any Property or part thereof, the gross proceeds arising from or in connection with such disposition, net of GST and like value-added taxes payable in connection with such disposition, amounts reserved for indemnification under the applicable disposition agreement, adjustment of purchase price or similar obligations and amounts required to be applied to the repayment of Debt secured by Permitted Encumbrances against the assets so disposed (provided that the repayment of such Debt is not otherwise restricted under the terms of this Agreement or any other Loan Document) and after deducting all other reasonable selling and legal expenses.

"Non-Acceptance Lender" shall mean a Lender which is either unable to, or does not customarily, accept Bankers' Acceptances and for greater certainty includes all Lenders that are not Canadian chartered banks.

"Non-Cannabis Accessory" means a product used in the consumption of tobacco and other legal herbs that is not represented to be used in conjunction with Cannabis by the Loan Parties in respect of the Cannabis Business and which the production, sale, storage and distribution thereof does not require either Cannabis Authorizations or CBD Authorizations.

"Non-Cannabis Accessory Business" means the distribution and retail sale of Non-Cannabis Accessories for adult recreational purposes and uses in the Qualified Jurisdictions and includes any business that is reasonably related or ancillary thereto (excluding, for certainty, Cannabis Accessories), as well as any services related to Non-Cannabis Accessories; provided that the foregoing shall at all times exclude any Cannabis Business or CBD Business.

"Non-Financial LC" means a Letter of Credit that is not a Financial LC.

"Non-Recourse Subsidiary" means each Subsidiary of the Borrower which either:

(a)	directly or indirectly (i) does not own 5% or more of consolidated total assets as shown on the consolidated statement of financial position in the financial statements of the Borrower most recently provided to the Lender and (ii) does not account for 5% or more of EBITDA for the four (4) Fiscal Quarter periods covered by the financial statements of the Borrower most recently provided to the Lender; or
(b)	does not operate in any Qualified Cannabis Jurisdiction or Qualified CBD Jurisdiction and for which the Lender has confirmed in writing may be designated a Non-Recourse Subsidiary (each, an "Excluded Foreign Subsidiary"), provided that if the Borrower would not meet the Ring-Fence Test without the inclusion of any such Subsidiary under subsection (a) above as a Material Subsidiary, such Subsidiary or Subsidiaries of the Borrower shall be designated as Material Subsidiaries as are required to meet the Ring-Fence Test and any such Subsidiary so designated shall not be a Non-Recourse Subsidiary.

"Notice of Borrowing" means a notice requesting a Borrowing to be given to the Lender in writing as described in Section 3.1 hereof.

"OCN" means Opaskwayak Cree Nation.

"OCN Loan Agreements" means, collectively:

(a)	the unsecured loan agreement between OCN, as lender and Meta (under its prior name National Access Cannabis Corp.), as debtor, dated as of December 14, 2018, as amended to the date hereof; and
(b)	the unsecured loan agreement between OCN, as lender and Meta (under its prior name National Access Cannabis Corp.), as debtor, dated as of December 18, 2019, as amended to the date hereof;

each as may be further amended, supplemented, restated, replaced or otherwise modified from time to time, in accordance with the terms of this Agreement.

"Operating Facility" has the meaning given to such term in Section 2.1.

"Operating Facility Limit" has the meaning given to such term in Section 2.1.

"Outstanding Borrowings" means, at the time of determination, the aggregate of (i) the outstanding principal amount of all Prime Rate Loans, U.S. Base Rate Loans and Libor Loans; (ii) the face amount of all outstanding Bankers' Acceptances in respect of the Operating Facility; and (iii) the face amount of all outstanding Letters of Credit issued in respect of the Operating Facility.

"Outstanding Obligations" means the aggregate of (i) Outstanding Borrowings, (ii) all unpaid interest and fees thereon as herein provided, (iii) all other indebtedness, liabilities and obligations (including, without limitation, under any indemnities) and all other fees, charges and expenses required to be paid by the Borrower under the Operating Facility to the Lender hereunder or pursuant to the Security or pursuant to any other written agreements relating to this Agreement now or hereafter entered into between the Borrower under the Operating Facility and the Lender.

"PATRIOT Act" means the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

"Pension Event" shall mean the occurrence of any of the following in respect of a defined benefit Pension Plan: (a) the board of directors of any Loan Party passes a resolution to terminate or wind-up in whole or in part any Pension Plan or any Loan Party otherwise initiates any action or filing to voluntarily terminate or wind up in whole or in part any Pension Plan; (b) the institution of proceedings by any Governmental Authority to terminate in whole or in part any Pension Plan, including notice being given by the Alberta Superintendent of Pensions or another Governmental Authority that it intends to proceed to wind-up in whole or in part a Pension Plan; (c) there is a cessation or suspension of contributions to the fund of a Pension Plan that are made in accordance with the terms of the Pension Plans or Pension Laws by a Loan Party (other than a cessation or suspension of contributions that is due to an administrative error); (d) the receipt by a Loan Party of correspondence from any Governmental Authority related to the likely wind up or termination (in whole or in part) of any Pension Plan; and (e) the wind up or partial wind up of a Pension Plan.

"Pension Laws" means the Employment Pension Plans Act (Alberta), the Employment Pension Plans Regulations (Alberta), the Income Tax Act (Canada), the Income Tax Regulations (Canada) and all other applicable provincial or federal pension standards legislation and regulations thereunder and "Pension Law" means any one of them.

"Pension Plan" means each pension plan required to be registered under Pension Laws which is maintained or contributed to by, or to which there is or may be an obligation to contribute by, any Loan Party in respect of any Person's employment in Canada with such Loan Party but does not include (a) the Canada Pension Plan or the Quebec Pension Plan as maintained by the Government of Canada or the Province of Quebec, respectively; or (b) plans to which any Loan Party contributes which are not maintained or administered by the Loan Party or any of its Affiliates.

"Permitted Acquisition" means the acquisition by the Borrower of the remaining 20% of Equity Securities of Fab Nutrition LLC and any other acquisition by a Loan Party which complies with the following:

(a)	where no Default or Event of Default has occurred and is continuing or would be caused thereby;
(b)	which is of a Person organized in and carrying on business only in the Qualified Jurisdictions and which is in the Permitted Business (or if any asset acquisition, is of assets in a Qualified Jurisdiction and used or useful in the Permitted Business, as applicable);
(c)	which:
(i)	if such acquisition is an acquisition of assets, such acquiring Loan Party acquired all or substantially all of the assets of the proposed acquisition target; or
(ii)	if such acquisition is an acquisition of Equity Securities, such acquiring Loan Party acquires or otherwise owns not less than 100% of the Equity Securities of the proposed acquisition target;
(d)	where the purchase price of such acquisition does not exceed $Redacted;
(e)	where the purchase price of such acquisition, when totalled with the purchase price of all other Permitted Acquisitions made during the same Financial Year does not exceed $Redacted;
(f)	when Liquidity (together with Liquidity of any Person whose Equity Securities are being acquired) exceeds $Redacted;
(g)	in respect of which the Borrower has provide a pro forma Compliance Certificate which demonstrates to the Lender's satisfaction that after giving effect to the acquisition, inter alia, the Borrower will be in pro forma compliance with the covenants required under this Agreement as at the date of such acquisition (calculated on a pro forma basis);
(h)	in respect of which the Borrower has provided the Lender, not less than 21 days prior to the closing of such acquisition satisfactory due diligence materials (including, without limitation, financial information, the purchase and sale agreement, fairness opinions and appraisals (if applicable));

(i)	in respect of which the Lender has received satisfactory evidence that the business or assets acquired shall be free and clear of all Security Interests, other than Permitted Encumbrances;
(j)	in respect of which the Borrower has demonstrated to the Lender's satisfaction that the Borrower has sufficient funding to close such acquisition;
(k)	in respect of which the Borrower has demonstrated to the Lender's satisfaction that all operating permits, approvals and consents (including, for certainty, all Cannabis Authorizations) relating to such acquisition are in place; and
(l)	in respect of which the Borrower has provided an officer's certificate of the Borrower containing information satisfactory to the Lender (acting reasonably), in form and substance satisfactory to the Lender (acting reasonably), regarding, inter alia, the matters enumerated above and certifying that such acquisition does not and would not reasonably be expected to have a Material Adverse Effect;

provided that, notwithstanding the foregoing, a Hostile Acquisition shall not be a Permitted Acquisition.

"Permitted Business" means Cannabis Business conducted in Qualified Cannabis Jurisdictions, CDB Business conducted in Qualified CDB Jurisdictions and Non-Cannabis Accessory Business conducted in Qualified Jurisdictions.

"Permitted Debt" means the following Debt of the Loan Parties:

(a)	the Outstanding Obligations;
(b)	current accounts payable arising in the ordinary course of business from the purchase of goods and services;
(c)	Debt in respect of Finance Leases incurred in compliance with the terms hereof;
(d)	Debt arising pursuant to the terms of a Permitted Encumbrance;
(e)	Debt owing to another Loan Party;
(f)	Debt owing in respect of the Aurora Debenture and the Aurora Debt Restructuring Agreement, and any refinancings, modifications, renewals and extensions of such Debt, provided that (i) the principal amount of such Debt shall not be increased and (ii) such Debt is subordinated and postponed to the Outstanding Obligations on terms set forth in a postponement and subordination agreement satisfactory to the Lender, in its sole discretion;
(g)	Debt owing in respect of the OCN Loan Agreements, and any refinancings, modifications, renewals and extensions of such Debt provided that (i) the principal amount of such Debt shall not be increased and (ii) such Debt remains unsecured at all times;

(h)	Debt owing in respect of the Dreamweavers Deferred Payment and any refinancings, modifications, renewals and extensions of such Debt provided that (i) the principal amount of such Debt shall not be increased and (ii) such Debt remains unsecured at all times;
(i)	Debt owing in respect of the Aphria Debenture and any refinancings, modifications, renewals and extensions of such Debt provided that (i) the principal amount of such Debt shall not be increased and (ii) such Debt remains unsecured at all times;
(j)	Debt owing in respect of the Cay Innovations Loan Agreement and any refinancings, modifications, renewals and extensions of such Debt provided that (i) the principal amount of such Debt shall not be increased and (ii) such Debt remains unsecured at all times;
(k)	Debt owing in respect of the Redacted Redacted and secured by a mortgage charged registered on or about January 17, 2020 against certain real property of the Borrower (the "Windsor Mortgage") provided that the principal amount of such Debt shall not be increased and the security held in respect of such Debt is limited to the Windsor Mortgage;
(l)	Debt owing in respect of the Canadian Emergency Business Account loan program ("CEBA"), provided such Debt remains at all times in compliance with the CEBA terms and eligibility and in accordance with the requirements to obtain all eligible reductions of principal amount owing thereunder available pursuant to CEBA;
(m)	for the period six months from the date of this Agreement but ceasing immediately thereafter, Debt owing to Bank of Montreal in respect to credit cards provided to the Borrower and its Subsidiaries, provided that such Debt is secured solely by cash collateral in an amount not exceeding $Redacted (the "BMO Cash Collateral");
(n)	Debt owing in respect to credit cards provided to the Borrower and its Subsidiaries in the United States up to a maximum aggregate amount of Redacted, provided that such Debt is secured solely by cash collateral in an amount not exceed Redacted (the "US Credit Card Cash Collateral");
(o)	the PPP Loan up to a maximum principal amount of Redacted, provided that (i) the PPP Loan is unsecured at all times, (ii) the PPP Loan complies in all material respects with the applicable requirements of the CARES Act, including but not limited to, the requirements regarding use of the proceeds of the PPP Loan, and (iii) the applicable Loan Party uses commercially reasonably efforts to comply with Section 1106 of the CARES Act to obtain forgiveness of the PPP Loan to the extent available thereunder;
(p)	the Small Business Administration EIDL Program Loan up to a maximum principal amount of Redacted made to DS Distribution Inc. under a Loan Authorization and Agreement dated May 21, 2020 pursuant to federal government program supporting small business recovery from COVID-19; provided all applicable requirements in respect to such loan are complied with;

(q)	prior to the making of the initial Advance hereunder, Debt secured by Permitted Encumbrances under subsection (p) of the definition thereof; and
(r)	other unsecured Debt, or Debt which is secured solely by Permitted Encumbrances, in an aggregate principal amount not exceeding $Redacted at any time for all Loan Parties.

"Permitted Dispositions" means, in respect of the Loan Parties:

(a)	sales of inventory in the ordinary course of business in accordance with prudent industry practice;
(b)	any sale, lease, transfer or other disposition of any tools, implements, equipment or machinery which have become worn out, unserviceable, obsolete, unsuitable or unnecessary in operations;
(c)	assets traded in the ordinary course of business for assets of equal or greater value;
(d)	any sale, lease, transfer or other disposition of Property (excluding any sale or disposition included in clauses (a) through (c) above, and in (e) and (f) below), the fair market value of which, when taken in the aggregate in respect of all such sales and dispositions by all Loan Parties does not exceed $Redacted over the term of this Agreement;
(e)	any sale, lease, transfer or other disposition of Property by a Loan Party to another Loan Party; and
(f)	any other sale, lease, transfer or other disposition of Property by a Loan Party to which the Lender provides its prior written consent,

provided that with respect to the Permitted Dispositions referred to in clause (d) above, no Event of Default exists at the time such Permitted Disposition is made or would result after giving effect to such Permitted Disposition.

"Permitted Encumbrances" means:

(a)	inchoate or statutory liens or trust claims for taxes, assessments and other governmental charges or levies which are not delinquent or the validity of which are currently being contested in good faith by appropriate proceedings, provided that there shall have been set aside a reserve to the extent required by GAAP in an amount which is reasonably adequate with respect thereto;
(b)	the right reserved to, or vested in, any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant, or permit acquired by a Loan Party, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition of the continuance thereof;
(c)	inchoate or statutory liens of contractors, subcontractors, mechanics, suppliers, materialmen and others in respect of construction, maintenance, repair or operation of assets or properties, or other like possessory liens and public utility liens provided the same are not registered as encumbrances against the title to any real or personal property of a Loan Party or, if registered, being contested actively and diligently in good faith by appropriate and timely proceedings and all enforcement proceedings have been stayed;

(d)	easements, rights-of-way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted by a Loan Party (or its predecessor in interest) to or reserved or taken by other persons which singularly or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the Property and the business of the Loan Parties;
(e)	liens arising in connection with workers' compensation, unemployment insurance, pension, employment or other social benefits laws or regulations which are not yet due or delinquent or the validity of which is being contested in good faith;
(f)	liens under or pursuant to any judgment rendered or claim filed which are or will be appealed in good faith provided any execution thereof has been stayed;
(g)	title defects which are of a minor nature and in the aggregate will not materially impair the value or the use of lands for the purposes for which it is held;
(h)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown;
(i)	liens or security interests taken or reserved in collateral (a) to secure payment of all or part of its price or (b) taken by a Person who gives value for the purpose of enabling the acquisition of rights in or to the collateral to the extent that the value is applied to acquire the rights;
(j)	liens in respect of Finance Leases, provide that such liens are of a specific nature;
(k)	the Security;
(l)	liens in respect of operating leases, provided that such liens are of a specific nature (and excluding for greater certainty floating charges);
(m)	liens in respect of Premises Leases, provided such liens are landlord distraint or other statutory liens or cash collateral deposits in an amount not exceeding two months' rent for such Premises;
(n)	zoning restrictions and other similar encumbrances or privileges affecting real property which do not, in the aggregate, materially impair the value or the use of any lands;
(o)	Security Interests (other than those hereinbefore listed) of a specific nature (and excluding for greater certainty floating charges) on properties and assets having a fair market value not in excess of Redacted in aggregate;

(p)	prior to the making of the initial Advance hereunder, each of the following:
(i)	Alberta Personal Property Security Act Registration No. 18111212067 in favour of TSX Trust Company, as secured party;
(ii)	Alberta Personal Property Security Act Registration No. 18111212072 in favour of TSX Trust Company, as secured party;
(iii)	British Columbia Personal Property Security Act Registration No.147175L in favour of TSX Trust Company, as secured party;
(iv)	Ontario Personal Property Security Act File No. 745758504, Registration No. 20181113 0910 1862 6401, in favour of TSX Trust Company, as secured party;
(v)	Alberta Personal Property Security Act Registration No. 21072714477 in favour of Windermere Water And Sewer Company Inc., as secured party;
(vi)	Alberta Personal Property Security Act Registration No. 20010628805 in favour of Windsor Private Capital Limited Partnership, as secured party;
(vii)	Alberta Personal Property Security Act Registration No. 20010628734 in favour of Windsor Private Capital Limited Partnership, as secured party;
(viii)	Alberta Personal Property Security Act Registration No. 20010628768 in favour of Windsor Private Capital Limited Partnership, as secured party;
(ix)	Alberta Personal Property Security Act Registration No. 20010628772 in favour of Windsor Private Capital Limited Partnership, as secured party;
(x)	Alberta Personal Property Security Act Registration No. 20010628962 in favour of Windsor Private Capital Limited Partnership, as secured party;
(xi)	British Columbia Personal Property Security Act Registration No. 006977M in favour of Windsor Private Capital Limited Partnership, as secured party;
(xii)	Ontario Personal Property Security Act File No. 759082392, Registration No. 20200106 1348 1590 4094, in favour of Windsor Private Capital Limited Partnership, as secured party;
(xiii)	Ontario Personal Property Security Act File No. 759082581, Registration No. 20200106 1350 1590 4098, in favour of Windsor Private Capital Limited Partnership, as secured party; and
(xiv)	Ontario Personal Property Security Act File No. 776619954, Registration No. 20210922 0948 1031 7385, in favour of Her Majesty in Right of Ontario Represented by the Minister of Finance, as secured party, which, for certainty, shall cease to be Permitted Encumbrances for the purposes of satisfaction of waiver of the conditions set forth in 6.2 and thereafter.

(q)	Security Interests and other encumbrances identified in Schedule C hereto.

Provided, however, that the designation of an encumbrance as a "Permitted Encumbrance" is not, and shall not be deemed to be, an acknowledgment by the Lender that the encumbrance shall have priority over the claims of the Lender against a Loan Party or its assets.

"Permitted Investment" means any one or more of the following:

(a)	Investments in or to a Loan Party;
(b)	Investments that are Permitted Acquisitions; and
(c)	Investments in Non-Recourse Subsidiaries which in the aggregate over the term of this Agreement do not exceed to Redacted.

"Person" includes an individual, a partnership, a joint venture, a trust, an unincorporated organization, a company, a corporation, a limited liability company, an association, a government or any department or agency thereof and any other incorporated or unincorporated entity.

"PPP Loan" means all amounts received by a Loan Party from Governmental Authorities in connection with the US Paycheck Protection Program established under 15 U.S.C. 636(a)(36) (as added to the Small Business Act by Section 1102 of the CARES Act).

"Premises Lease" means a lease of land and buildings by a Loan Party for use by it in the ordinary course of its business operations.

"Prime Rate" means the fluctuating interest rate per annum, expressed on the basis of a year of 365 or 366 days, as applicable, which is equal at all times to the greater of:

(a)	the rate of interest most recently announced by ATB Financial from time to time as its prime interest rate for Canadian Dollar commercial loans made in Canada; and
(b)	the CDOR Rate for 30 days bankers' acceptances plus 100 Basis Points.

"Prime Rate Loans" means loans in Canadian Dollars made by the Lender to the Borrower under the Operating Facility on which the interest rate is calculated with reference to the Prime Rate.

"Priority Payables" means, with respect to any Person at any time, the aggregate amount of such debts, liabilities and obligations payable by such Person at such time to any other Person or any Governmental Authority, including, without limitation, employment insurance premiums, Canada Pension Plan contributions, vacation pay, withholding tax liabilities, goods and services tax, all sales and consumption taxes, Goods and Services Tax, and customs duties, to the extent that in a bankruptcy, receivership, winding-up, liquidation, realization or like proceeding the same would or could potentially rank in priority to the Outstanding Borrowings.

"Property" means any moveable or immoveable or personal or real property owned or leased by a Loan Party.

"Qualified Cannabis Jurisdiction" means a country in which it is legal in all political subdivisions therein (including for greater certainty on a federal, state, provincial, territorial, municipal and local basis) to undertake any Cannabis Activities and the Cannabis Business of the Loan Parties; provided that in each case: (a) such country has been approved in writing by the Lender in its sole discretion, (b) such country does not include the United States of America without the prior written consent of the Lender, and (c) if required by the Lender, the ability to undertake Cannabis Activities to the extent permitted by Applicable Law therein is confirmed by a legal opinion provided by the Borrower's counsel in such jurisdiction, in form and substance satisfactory to the Lender. The Lender may in its discretion from time to time: (i) upon receipt of a written request by the Borrower, designate any jurisdiction a Qualified Cannabis Jurisdiction provided that the above-noted criteria are satisfied; and (ii) revoke the designation of any jurisdiction as a Qualified Cannabis Jurisdiction by written notice to the Borrower if such criteria are not satisfied. As of the date hereof, Canada is the only Qualified Cannabis Jurisdictions.

"Qualified CBD Jurisdiction" means the United States of America, Canada, and such other countries as the Borrower may designate from time to time provided, however, that in each case: (a) such country has been approved in writing by the Lender in its sole discretion, and (b) if required by the Lender, the ability to undertake CBD Activities and CBD Business to the extent permitted by Applicable Law therein is explained by a legal opinion provided by the Borrower's counsel for such jurisdiction, including any applicable political subdivisions, in form and substance satisfactory to the Lender. The Lender may in its discretion from time to time: (i) upon receipt of a written request by the Borrower, designate any jurisdiction a Qualified CBD Jurisdiction provided that the above-noted criteria are satisfied; and (ii) revoke the designation of any jurisdiction as a Qualified CBD Jurisdiction by written notice to the Borrower if such criteria are not satisfied. As of the date hereof, Canada and the United States are the only Qualified CBD Jurisdictions.

"Qualified Jurisdiction" means any of Qualified Cannabis Jurisdiction, a Qualified CBD Jurisdiction and a country in which it is legal in all political subdivisions therein (including for greater certainty on a federal, state, provincial, territorial, municipal and local basis) to undertake any Non-Cannabis Accessory Business; provided that in each case: (a) such country has been approved in writing by the Lender in its sole discretion, (b) such country does not include any countries other than Canada and the United States of America without the prior written consent of the Lender, and (c) if required by the Lender, the ability to undertake the applicable activities of the Loan Parties therein to the extent permitted by Applicable Law therein is confirmed by a legal opinion provided by the Borrower's counsel in such jurisdiction, in form and substance satisfactory to the Lender. The Lender may in its discretion from time to time: (i) upon receipt of a written request by the Borrower, designate any jurisdiction a Qualified Jurisdiction provided that the above-noted criteria are satisfied; and (ii) revoke the designation of any jurisdiction as a Qualified Jurisdiction by written notice to the Borrower if such criteria are not satisfied. As of the date hereof, Canada and the United States are the only Qualified Jurisdictions.

"Reference Discount Rate" means:

(a)	with respect to a Lender which is not a Non-Acceptance Lender and with respect to a BA Loan with the same maturity date to be accepted by the Lender hereunder the CDOR Rate per annum to be applied by the Lender in accepting a Draft which discount rate shall be determined at or about 10:00 a.m. (Calgary, Alberta time) on the day on which such Draft is accepted based upon a 365 day year and otherwise in accordance with the Lender's standard practice for bankers acceptances having comparable face value and an identical maturity date to the principal amount and maturity date of such BA Loan; and
(b)	with respect to a Lender which is a Non-Acceptance Lender and with respect to a BA Equivalent Loan with the same maturity date to be advanced by a Non-Acceptance Lender, the CDOR Rate per annum to be applied by the Lender in making a BA Equivalent Loan which discount rate shall be determined at or about 10:00 a.m. (Calgary, Alberta time) on the date of advance of such BA Equivalent Loan for bankers acceptances having comparable face value and an identical maturity date to the principal amount and maturity date of such BA Equivalent Loan.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the directors, officers, employees, spouses and relatives of such Person and of such Person's Affiliates.

"Release" includes discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, pour, emit, empty, throw, dump, place, escape, leach, disperse, migrate and exhaust, and when used as a noun (as applicable) has a similar meaning.

"Ring-Fence Test" shall have the meaning given to such term in Section 8.5(a) hereof.

"Rollover" means, in respect of a maturing Bankers' Acceptance or Libor Loan, the provision by the Lender of a further Borrowing by way of a Bankers' Acceptance or Libor Loan, as applicable, in the same currency, the proceeds of which are to be applied in whole or part to the repayment of the maturing Borrowing, and with respect to any outstanding Letter of Credit, the extension of the expiry date thereof.

"Rollover Date" means the date a Rollover is effected.

"Rollover Notice" means a notice requesting a Rollover to be given to the Lender in writing, substantially in form of Schedule A hereto as described in Section 3.3 hereof.

"Sanctions" means sanctions administered or enforced from time to time by the U.S. government, including those administered by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty's Treasury or other relevant sanctions authority.

"Security" means the security and agreements described in Article 9 and any additional security issued from time to time by any Person in support of the liabilities and obligations hereunder, as amended, restated or replaced from time to time.

"Security Interest" means a mortgage, charge, floating charge, pledge, hypothec, assignment, lien, interest claim, encumbrance, conditional sale agreement or other title retention agreement or other security interest or arrangement of any kind or character intended to create a security interest in substance regardless of whether the Person creating the interest retains an equity of redemption, and any agreement to provide or enter into at any time or on the happening of any event such a security interest or arrangement.

"Specified Debt" means the Debt described in paragraphs (f) to (k) (inclusive) of the definition of Permitted Debt and the Debt owing under the Windermere Debenture.

"Stamping Fee" means, with respect to a Bankers' Acceptance, the fee payable in Canadian Dollars on the date of issuance thereof calculated: (i) by multiplying the face amount of the Bankers' Acceptance by the number of days in the Contract Period, then (ii) dividing the product thereof by 365, then (iii) multiplying the quotient by the Applicable Margin.

"Standby Fee" shall have the meaning given to such term in Section 5.7 hereof.

"Structured Payment Amount" has the meaning given to it in the Aurora Debt Restructuring Agreement as in force and effect as of the date of this Agreement.

"Subsidiary" means a body corporate which is a subsidiary of another body corporate within the meaning of that term as used in the Business Corporations Act (Alberta) as amended from time to time, and any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, limited liability company, corporation, institution, entity, or party as to which any Loan Party owns, directly or indirectly, at least 50% of the outstanding shares of Equity Securities or other interests having ordinary voting power for the election of directors, officers, managers, trustees or an equivalent controlling interest in Lender's judgment.

"Swaps" means a Currency Swap or Interest Swap.

"Tax" and "Taxes" include all present and future income, corporation, capital gains, capital, value-added, goods and services taxes and other taxes, levies, imposts, stamp taxes, duties, charges to tax, fees, deductions, withholdings and all penalties, interest and other payments on or in respect thereof.

"Upfront Fee" shall have the meaning given to such term in Section 5.8 hereof.

"U.S. Base Rate" means, with respect to U.S. Base Rate Loans on any day, the greater of:

(a)	the annual rate of interest announced from time to time by the Lender as being its reference rate then in effect for determining interest rates on U.S. Dollar denominated commercial loans made by the Lender in Canada;
(b)	the Federal Funds Rate plus one percent (1.00%); and
(c)	the Libor rate for a Libor Interest Period of one month plus one percent (1.00%).

"U.S. Base Rate Loan" means loans in U.S Dollars made by the Lender to the Borrower under the Operating Facility on which the interest rate is calculated with reference to the U.S. Base Rate.

"U.S. Dollars" and the symbol "U.S. $" each means lawful money of the United States of America.

"Windermere" means Windermere Water and Sewer Company Inc., and its successors.

"Windermere Debenture" means the amended and restated secured convertible debentures issued by the Borrower dated February 11, 2021, as amended, restated, supplemented, replaced or otherwise up to the date of this Agreement.

"Windsor" means Windsor Private Capital Limited Partnership and its successors.

"Windsor Promissory Note" means the promissory note dated July 8, 2020 in the original principal amount of Redacted granted by the Borrower to Windsor as amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with the terms of this Agreement.

"written" and "in writing" shall include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including telecopy, facsimile and electronic mail.

1.2	Audited Financial Statements

Except as specifically provided in this Agreement, all references in this Agreement to audited financial statements of a Person, including the balance sheet and related statements of income, retained earnings and changes in financial position, mean financial statements prepared by the Person in accordance with GAAP, together with an opinion of an internationally recognized firm of accountants acceptable to the Lender acting reasonably, as auditor that the statements fairly present the financial position of the Person and the results of its operations for the Financial Year reported on in accordance with GAAP.

1.3	Canadian Currency

Unless otherwise specified herein, all amounts and values referred to in this Agreement shall be calculated in lawful money of Canada.

1.4	Interest Act
(a)	Unless otherwise specified, all annual rates of interest referred to herein are based on a calendar year of 365 or 366 days, as the case may be. Where a rate of interest hereunder is calculated on the basis of a year (the "Deemed Year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the Deemed Year.
(b)	For purposes of the Interest Act (Canada), the principle of deemed reinvestment of interest shall not apply to any interest rate calculation under this Agreement, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.
1.5	Change in Rates

Any change in the Prime Rate or U.S. Base Rate is to be effective on the date such change is established whether or not the Borrower receives notice thereof.

1.6	Headings and Table of Contents

The division of this Agreement into Articles and Sections and the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

1.7	References

All references to Sections, Subsections, Paragraphs, Articles and Schedules are to Sections, Subsections, Paragraphs and Articles of and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder", "this Agreement" and similar expressions mean and refer to this Agreement.

1.8	Number and Gender

Where the context so requires, words importing the singular include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders.

1.9	Maximum Interest Rate
(a)	In the event that any provision of this Agreement would oblige the Borrower to make any payment of interest or any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows:
(i)	firstly, by reducing the amount or rate of interest required to be paid under Sections 5.1, 5.2 or 5.3, as applicable, of this Agreement; and
(ii)	thereafter, by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada);
(b)	If, notwithstanding the provisions of clause (a) of this Section and after giving effect to all adjustments contemplated thereby, the Lender shall have received an amount in excess of the maximum permitted by such clause, then such excess shall be applied by the Lender to the reduction of the principal balance of the Outstanding Borrowings and not to the payment of interest or if such excessive interest exceeds such principal balance, such excess shall be refunded to the Borrower; and
(c)	Any amount or rate of interest referred to in this Section shall be determined in accordance with generally accepted actuarial practices and principles at an effective annual rate of interest over the term of this Agreement on the assumption that any charges, fees or expenses that fall within the meaning of "interest" (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be prorated over that period of time and otherwise be prorated over the terms of this Agreement and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purposes of such determination.
1.10	Lender to Act Reasonably

Wherever in this Agreement the Borrower is required to obtain the consent or the approval of the Lender or the Lender is otherwise required to make a determination, it is agreed that, subject to any other specific provision contained in this Agreement to the contrary, the consent, approval or other determination shall be made or withheld by the Lender acting reasonably.

1.11	Schedules

The Schedules forming part of this Agreement are as follows:

Schedule A	-	Notice of Borrowing / Conversion Notice / Rollover Notice/ BA Notice
Schedule B	-	Form of Compliance Certificate
Schedule C	-	Specific Permitted Encumbrances
Schedule D	-	Organizational Structure and Jurisdictions
Schedule E	-	Litigation
Schedule F	-	Debt
Schedule G	-	Form of Assignment Agreement
Schedule H	-	Material Contracts
Schedule I	-	ERISA
Schedule J	-	CBD Supplier Attestation

Article 2
CREDIT FACILITIES

2.1	Operating Facility – Cdn. $10,000,000

Subject to the provisions of this Agreement, the Lender agrees to make available to the Borrower a revolving operating facility (the "Operating Facility") by way of Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, Bankers' Acceptances, Letters of Credit (to a maximum amount of Redacted (or Equivalent Amount)) and Corporate MasterCard (to a maximum amount of Redacted). Outstanding Borrowings under the Operating Facility shall at no time exceed Cdn. $10,000,000 (or Equivalent Amount) (the "Operating Facility Limit").

2.2	Purpose and Availability of the Operating Facility

The Operating Facility shall only be available to assist the Borrower in financing working capital and for general corporate purposes (including Permitted Acquisitions). The principal amount of any Borrowing under the Operating Facility that is repaid may be reborrowed from time to time until the Maturity Date. The Borrower shall, subject to the terms of this Agreement in all regards (including notice requirements, types of availments and minimum availments and multiples), have the option to determine which types of advances shall be draw down under the Operating Facility and in combinations and proportions as set by the Borrower.

2.3	Permitted Increase in Operating Facility

The Borrower may, at any time and from time to time, request and increase to the Operating Facility Limit (by increasing the commitment of the Lender). The right to increase the Operating Facility Limit as aforesaid shall be subject to the following (for each such increase):

(a)	the Lender, in its sole discretion, has approved the request for the increase to the Operating Facility;

(b)	all fees and expenses agreed to in writing between the Borrower and the Lender in connection with such increase shall be paid by the Borrower to the Lender;
(c)	no Default or Event of Default shall have occurred and be continuing and the Borrower shall have delivered to the Lender an Officer's Certificate of the Borrower confirming the same and confirming (i) its corporate authorization to make such increase, (ii) the truth and accuracy in all material respects of its representations and warranties contained in Section 7.1 hereof as of such date, other than any such representations and warranties which expressly speak as of an earlier date and (iii) that no consents, approvals or authorizations are required for such increase (except as have been unconditionally obtained and are in full force and effect, unamended), each as at the effective date of such increase;
(d)	the Borrower shall have delivered to the Lender an opinion of its legal counsel in form and substance as may be required by the Lender, acting reasonably (and such opinion shall, inter alia, opine as to the corporate authorization of the Borrower to effect such increase);
(e)	the aggregate of all increases pursuant to this Section shall not exceed Cdn. $15,000,000 (or Equivalent Amount) and any such purported increase over such amount shall be null and void; and
(f)	the Borrower and the Lender shall execute and deliver such documentation as is required by the Lender, acting reasonably, to effect the increase in question.
2.4	Evidence of Debt

The Lender shall maintain accounts and records evidencing the obligations of the Borrower to the Lender hereunder. The Lender's accounts and records shall constitute prima facie evidence of the Outstanding Borrowings of the Borrower to the Lender hereunder in the absence of manifest error. The Lender shall provide copies of such accounts and records to the Borrower upon the Borrower's reasonable request, but provision of such records shall not be required for the Lender to establish the obligations of the Borrower to the Lender hereunder unless a failure to provide such records results from the bad faith, gross negligence or wilful misconduct of the Lender (as determined by a final and non-appealable judgment of a court of competent jurisdiction).

2.5	Illegality

If the introduction of or any change in any Applicable Law or in the interpretation or application thereof by any court or by any Governmental Authority charged with the administration thereof, makes it unlawful or prohibited for the Lender to make, to fund or to maintain its commitment or any portion thereof or to perform any of its obligations under this Agreement, the Lender may, by thirty (30) days written notice to the Borrower (unless the provision of the Applicable Law requires earlier prepayment in which case the notice period shall be such shorter period as required to comply with the Applicable Law), terminate its obligations under this Agreement (or those which are unlawful or prohibited as the case may be) and in such event, the Borrower shall (to the extent required) prepay such Borrowings forthwith (or at the end of such period as the Lender in its discretion agrees), without notice or penalty (other than breakage costs), together with all accrued but unpaid interest and fees as may be applicable to the date of payment.

2.6	Substitute Basis of Borrowing
(a)	Libor Loans: Notwithstanding anything to the contrary herein contained, if at any time subsequent to the giving of a Notice of Borrower, a Conversion Notice or a Rollover Notice to the Lender by the Borrower with regard to any requested Libor Loan:
(i)	the Lender (acting reasonably and in good faith) determines that by reason of circumstances affecting the London Interbank Eurodollar Market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested Libor Loan during the ensuing Libor Interest Period selected;
(ii)	the Lender (acting reasonably and in good faith) determines that the making or continuing of the requested Libor Loan has been made impracticable by the occurrence of an event which materially adversely affects the London Interbank Eurodollar Market generally; or
(iii)	the Lender has determined (acting reasonably and in good faith) that Libor will not or does not represent the effective cost to the Lender of U.S. Dollar deposits in the London Interbank Eurodollar Market for the relevant Libor Interest Period, then the Lender shall give notice thereof to the Borrower as soon as possible after such determination, and the Borrower shall, within one Business Day after receipt of such notice and in replacement of the Notice of Borrowing, Conversion Notice or Rollover Notice, as the case may be, previously given by the Borrower, give the Lender a Notice of Borrowing, Conversion Notice or Rollover Notice, as the case may be, which specifies the drawdown of any other Borrowing or the Conversion of the relevant Libor Loan on the last day of the applicable Libor Interest Period into any other Borrowing which would not be affected by the notice from the Lender pursuant to this Section 2.6(a).

In the event the Borrower fails to give, if applicable, a valid replacement Conversion Notice or Rollover Notice with respect to the maturing Libor Loans which were the subject of a Conversion Notice or Rollover Notice, such maturing Libor Loans shall be converted on the last day of the applicable Libor Interest Period into U.S. Base Rate Loans as if a valid replacement Conversion Notice had been given to the Lender by the Borrower pursuant to the provisions hereof. In the event the Borrower fails to give, if applicable, a valid replacement Notice of Borrowing with respect to a Borrowing originally requested by way of a Libor Loan, then the Borrower shall be deemed to have requested a Borrowing by way of a U.S. Base Rate Loan in the amount specified in the original Notice of Borrowing and, on the originally requested Borrowing Date, the Lender (subject to the other provisions hereof) shall make available the requested amount by way of a U.S. Base Rate Loan.

(b)	Bankers' Acceptances: If:

(i)	the Lender (acting reasonably and in good faith) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that there no longer exists an active market for bankers' acceptances accepted by the Lender; or
(ii)	the Lender has determined (acting reasonably) that the Reference Discount Rate will not or does not accurately reflect the cost of funds or the discount rate which would be applicable to a sale of Bankers' Acceptances accepted by the Lender in the market;

then:

(A)	the right of the Borrower to request Bankers' Acceptances from the Lender shall be suspended until the Lender (acting reasonably and in good faith) determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower;
(B)	any outstanding Notice of Borrowing requesting a Borrowing by way of Bankers' Acceptances shall be deemed to be a Notice of Borrowing requesting a Prime Rate Loan in the amount specified in the original Notice of Borrowing;
(C)	any outstanding Conversion Notice requesting a Conversion of a U.S. Base Rate Loan or Libor Loan into a Bankers' Acceptance shall be deemed to be a Conversion Notice requesting a Conversion of such U.S. Base Rate Loan or Libor Loan into a Prime Rate Loan; and
(D)	any outstanding Rollover Notice requesting a Rollover of a Bankers' Acceptance shall be deemed to be a Conversion Notice requesting a Conversion of such Bankers' Acceptances into a Prime Rate Loan.

The Lender shall promptly notify the Borrower of any suspension of the Borrower's right to request Bankers' Acceptances and of any termination of any such suspension.

2.7	Benchmark Replacement Setting.

Notwithstanding anything to the contrary herein or in any other Loan Document:

(a)	Replacing Libor.
(i)	On March 5, 2021 the Financial Conduct Authority ("FCA"), the regulatory supervisor of Libor's administrator ("IBA"), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1-month, 3-month, 6-month and 12-month Libor tenor settings. On the earlier of (i) the date that all Available Tenors of Libor have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (ii) the Early Opt-in Election Effective Date, if the then-current Benchmark is Libor, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document.

(ii)	Notwithstanding anything to the contrary herein or in any other Loan Document and subject to the proviso below in this Section 2.7(a)(ii), if a Term SOFR Transition Event and its related Term SOFR Transition Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder or under any other Loan Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; provided that this Section 2.7(a)(ii) shall not be effective unless the Lender has delivered to the Borrower a Term SOFR Notice.
(b)	Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. on the fifth Business Day after the date notice of such Benchmark Replacement is provided to the Borrower without any amendment to this Agreement or any other Loan Document, or further action or consent of the Borrower. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of Borrowings to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower's receipt of notice from the Lender that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to U.S. Base Rate Loans. During the period referenced in the foregoing sentence, the component of U.S. Base Rate based upon the Benchmark will not be used in any determination of U.S. Base Rate.
(c)	Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement (including, for avoidance of doubt, in connection with the occurrence of Term SOFR Transition Event), the Lender will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(d)	Notices; Standards for Decision and Determinations. The Lender will promptly notify the Borrower of (i) the implementation of any Benchmark Replacement, (ii) the occurrence of a Term SOFR Transition Event and (iii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Lender pursuant to this Section 2.7, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 2.7.
(e)	Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or Libor), then the Lender may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including Benchmark Replacement) settings and (ii) the Lender may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings.
(f)	No Liability. The Lender does not warrant or accept responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to the rates in the definition of "Libor" or with respect to any rate that is an alternative or replacement for or successor to any such rate (including any Benchmark Replacement) or the effect of any of the foregoing or of any Benchmark Replacement Conforming Changes.
(g)	Definitions. As used in this Section 2.7:

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of a Libor Interest Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.

"Benchmark" means, initially, Libor; provided that if a replacement of the Benchmark has occurred pursuant to this Section 2.7, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to "Benchmark" shall include, as applicable, the published component used in the calculation thereof.

"Benchmark Replacement" means, for any Available Tenor:

(a) for the purposes of clause (i) of Section 2.7(a) the first alternative set forth in the order below that can be determined by the Lender:

(1)       the sum of: (A) Term SOFR and (B) 0.11448% (11.448 basis points) for an Available Tenor of one-month's duration, 0.26161% (26.161 basis points) for an Available Tenor of three-months' duration, and 0.42826% (42.826 basis points) for an Available Tenor of six-months' duration; or;

(2)       the sum of: (A) Daily Simple SOFR and (B) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of Libor with a SOFR-based rate having approximately the same length as the interest payment period specified in clause (a) of this definition; and;

(b) for the purposes of clause (ii) of Section 2.7(a)the sum of: (i) the alternate benchmark rate and (ii) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Lender and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. Dollar-denominated syndicated or bi-lateral credit facilities at such time;

provided that, if the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

"Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "U.S. Base Rate," the definition of "Business Day," the definition of "Libor Loan", the definition of "Libor Interest Date", the definition of "Libor Interest Period", timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Lender decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Lender in a manner substantially consistent with market practice (or, if the Lender decides that adoption of any portion of such market practice is not administratively feasible or if the Lender determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Lender decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

"Benchmark Transition Event" means, with respect to any then-current Benchmark other than Libor, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (i) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (ii) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.

"Daily Simple SOFR" means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Lender in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided, that if the Lender decides that any such convention is not administratively feasible for the Lender, then the Lender may establish another convention in its reasonable discretion.

"Early Opt-in Election Effective Date" means, with respect to any Early Opt-in Election, the sixth Business Day after the date notice of such Early Opt-in Election is provided to the Borrower.

"Early Opt-in Election" means, the occurrence of:

(1)       a notification by the Lender that at least five currently outstanding U.S. dollar-denominated syndicated or bi-lateral credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, Term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(2)       the election by the Lender to trigger a fallback from Libor and the provision by the Lender of written notice of such election to the Borrower.

"Floor" means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to Libor.

"Reference Time" means, with respect to any setting of the then-current Benchmark, the time determined by the Lender in its reasonable discretion.

"Relevant Governmental Body" means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

"SOFR" means a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).

"Term SOFR" means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

"Term SOFR Notice" means a notification by the Lender to the Borrower of the occurrence of a Term SOFR Transition Event.

"Term SOFR Transition Date" means the date that is ten Business Days after the Lender has provided a Term SOFR Notice to the Borrower pursuant to 2.7(a)(ii). For the avoidance of doubt, if the Term SOFR Transition Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Term SOFR Transition Date will be deemed to have occurred prior to the Reference Time for such determination.

"Term SOFR Transition Event" means the determination by the Lender that (a) Term SOFR has been recommended for use by the Relevant Governmental Body, (b) the administration of Term SOFR is administratively feasible for the Lender and the Borrower and (c) a Benchmark Replacement resulting in Term SOFR replacing any prior Benchmark has not previously occurred.

2.8	CDOR Discontinuance
(a)	If at any time the Lender determines (which determination shall be conclusive absent manifest error) that a CDOR Discontinuance has occurred, then the Lender and the Borrower shall negotiate in good faith to establish an alternate rate of interest to the CDOR Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for Bankers' Acceptances made in Canada at such time. Upon an agreement being reached, such parties shall enter into an amendment to this Agreement to reflect such alternate rate of interest (a "CDOR Successor Rate") and such other related changes to this agreement as may be applicable. Notwithstanding anything to the contrary in this Agreement, such amendment shall become effective without any further action or consent of any other party to this Agreement. If such CDOR Successor Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement. In addition, the CDOR Rate shall not be included or referenced in the definition of Prime Rate.
(b)	If no CDOR Successor Rate has been determined and a CDOR Discontinuance has occurred, the Lender will promptly so notify the Borrower. Thereafter, the obligation of the Lender to make or maintain Bankers' Acceptances, shall be suspended. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or roll over of a Bankers' Acceptance or, failing that, will be deemed to have converted such request into a request for an advance of Prime Rate Loans in the amount specified therein.

(c)	In this Section 2.8:

"CDOR Discontinuance" means the occurrence of one or more of the following events with respect to the CDOR Rate:

(1)       a public statement or publication of information by or on behalf of the administrator of the CDOR Rate announcing that such administrator has ceased or will cease to provide the CDOR Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the CDOR Rate;

(2)       a public statement or publication of information by the regulatory supervisor for the administrator of the CDOR Rate, a governmental authority having jurisdiction, an insolvency official with jurisdiction over the administrator for the CDOR Rate, a resolution authority with jurisdiction over the administrator for the CDOR Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the CDOR Rate, which states that the administrator of the CDOR Rate has ceased or will cease to provide the CDOR Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the CDOR Rate; or

(3)       a public statement or publication of information by the regulatory supervisor for the administrator of the CDOR Rate announcing that the CDOR Rate is no longer representative.

Article 3
PROCEDURES APPLICABLE TO BORROWINGS

3.1	Notice of Borrowing

Each Borrowing of:

(a)	Prime Rate Loans and U.S. Base Rate Loans shall be made on at least one Business Day prior notice;
(b)	Libor Loan shall be made on at least three Business Days prior notice;
(c)	Bankers' Acceptances shall be made on at least two Business Days prior notice;
(d)	Letters of Credit shall be made on at least two Business Days prior notice;

given not later than 10:00 a.m. (Calgary, Alberta time) by the Borrower to the Lender. Each such notice of a Borrowing (a "Notice of Borrowing") shall be given in such form as the Lender may from time to time reasonably specify, failing which such Notice of Borrowing shall be given by facsimile or other electronic transmission (including, for certainty, email (in PDF)), confirmed promptly by letter, and shall be in substantially the form of Schedule A hereto and shall specify therein:

(e)	the requested date of such Borrowing;

(f)	the manner of such Borrowing;
(g)	the aggregate amount of such Borrowing; and
(h)	such additional matters as may be required by the Lender including in respect of Letters of Credit, the beneficiary thereof.

The Notice of Borrowing shall be irrevocable and binding on the Borrower.

3.2	Conversion Option

Subject to Sections 3.1 and 3.6, the Borrower may convert, in whole or in part, any Borrowing to another type of Borrowing. A Letter of Credit may not be converted. Notwithstanding the foregoing, a Bankers' Acceptance may only be converted on its maturity date and a Libor Loan may only be converted on the last day of the Libor Interest Period applicable to such Libor Loan or on any other day if the Borrower pays all amounts payable in respect thereof pursuant to Section 4.6., provided that:

(a)	the Borrower delivers to the Lender a Conversion Notice within the notice periods provided in Section 3.1 for the type of Borrowing into which the Borrower wishes to convert;
(b)	after the Conversion, the Borrower will remain in compliance with the Operating Facility Limit set out in Article 2;
(c)	if the requested Conversion is either from or into Libor Loans or Bankers' Acceptances, then:
(i)	if a Default has occurred and is continuing, the Borrower, without limiting its rights to convert any Borrowing into a Prime Rate Loan or a U.S. Base Rate Loan, as applicable, shall only be entitled to request a Conversion into a Libor Loan with a Libor Interest Period of one month or into a Bankers' Acceptance with a term to maturity of one month or less as provided for herein; and
(ii)	if an Event of Default has occurred and is continuing, such Conversion shall not be permitted and all Libor Loans in respect of which any such Conversion has been requested shall be converted to a U.S. Base Rate Loan on the last day of the Libor Interest Period applicable thereto and all Bankers' Acceptances in respect of which any such Conversion has been requested shall be converted to a Prime Rate Loan on the maturity of such Bankers' Acceptances.

Each Conversion Notice shall specify, with respect to the outstanding loans to which such Conversion Notice applies, the new type of Borrowing selected and the Conversion Date.

Each Conversion Notice shall be irrevocable and binding upon the Borrower.

On each Conversion Date, the Borrower shall be required to repay to the Lender the basis of Borrowing which is being converted and, subject to the provisions of this Agreement, the Lender shall be required to make available to the Borrower the Borrowing into which such basis of Borrowing is being converted.

3.3	Provisions relating to Letters of Credit
(a)	All Letters of Credit shall be for a term not exceeding one (1) year (subject to automatic renewals).
(b)	Whenever the Borrower requires the issuance of a Letter of Credit, it shall deliver to the Lender a duly executed Letter of Credit Agreement, together with such other supporting documentation as the Lender may reasonably require, not less than two Business Days prior to the anticipated date of issuance.
(c)	The Borrower may at any time from and after the Closing Date request a Letter of Credit subject to compliance by the Lender with all Applicable Laws in respect of such Letter of Credit.
(d)	Upon receipt of demand for payment under any Letter of Credit, the Lender shall be under no obligation whatsoever to inquire or investigate the merits or appropriateness of such demand, provided compliance with the Letter of Credit requirements is made on its face. The Borrower shall fully and immediately indemnify and save harmless the Lender from any and all debts, liabilities and obligations or causes of action in respect of making any payment under a Letter of Credit.
(e)	If a Letter of Credit is outstanding at the Maturity Date, or upon demand if an Event of Default is continuing, the Borrower shall forthwith pay to the Lender an amount equal to the face amount of such Letter of Credit. Such funds shall be held by the Lender in a Cash Collateral Account, to cash-collateralize and for set-off against the liability of the Borrower to the issuing Lender in respect of such Letter of Credit and the Borrower shall execute and deliver or cause to be delivered such account agreements and documentation, security agreements or hypothecations as the Lender may reasonably require in respect thereof.
3.4	Rollovers

The Borrower may, during the term of this Agreement, Rollover all or any portion of a Bankers' Acceptance on its maturity date or all or any portion of a Libor Loan for an additional Libor Interest Period subsequent to the initial or any subsequent Libor Interest Period or extend the expiry date of a Letter of Credit, upon giving the Lender a Rollover Notice in accordance with the period of notice and other requirements set out in Section 3.1 applicable to Bankers' Acceptances or Libor Loans (other than delivery of a Notice of Borrowing), unless immediately prior to the issuance of any Bankers' Acceptances or Letter of Credit or the commencement of any subsequent Libor Interest Period, a Default or an Event of Default shall have occurred and be continuing, in which event the Borrower shall not be entitled to Rollover such Letter of Credit and, in the case of a Default, shall only be entitled to request a Bankers' Acceptance with a term to maturity of one month or less as provided for herein or a Libor Interest Period of one (1) month and, in the case of an Event of Default, (i) shall be deemed to have converted any Bankers' Acceptance to a Prime Rate Loan and any such Libor Loan to U.S. Base Rate Loan, in each case pursuant to Section 3.2 on the maturity date of the Bankers' Acceptance or the last day of the Libor Interest Period applicable thereto, and (ii) shall be deemed to have notified the Lender to cancel any automatic renewal of a Letter of Credit. In the event a Rollover Notice in respect of an existing Bankers' Acceptance or Libor Loan is not given pursuant to this Section 3.3 or a Conversion Notice in respect of such existing Bankers' Acceptance or Libor Loan is not given pursuant to Section 3.2, any such Bankers' Acceptance shall be converted to a Prime Rate Loan on the maturity date of such Bankers' Acceptance and any such Libor Loan shall be converted to a U.S. Base Rate Loan on the last day of the Libor Interest Period applicable to such existing Libor Loan and the provisions of the last sentence of Section 3.2 shall apply to any such conversion.

3.5	Selection of Libor Interest Periods

If the Borrower elects to borrow by way of a Libor Loan pursuant to Section 3.1, elects to convert a Borrowing into a Libor Loan pursuant to Section 3.2 or elects to Rollover a Libor Loan pursuant to Section 3.3, the Borrower shall, prior to the beginning of the Libor Interest Period applicable to such Libor Loan, in accordance with the same period of notice required for the initial Borrowing of a Libor Loan as set forth in Section 3.1, select and notify the Lender by delivery of a Notice of Borrowing, Conversion Notice or Rollover Notice, as the case may be, of the Libor Interest Period (which shall begin and end on a Business Day) applicable to such Libor Loan. If the Borrower fails to give to the Lender a notice as aforesaid prior to the date of maturity of a Libor Loan in accordance with the same period of notice required for the original Borrowing, then the amount of such Libor Loan shall be converted on its maturity to a U.S. Base Rate Loan pursuant to Section 3.2.

3.6	Provisions relating to Bankers' Acceptances.
(a)	When the Borrower wishes to obtain a Borrowing by way of Bankers' Acceptances (other than pursuant to a Rollover), including pursuant to a Conversion of a Prime Rate Loan to a Bankers' Acceptance, the Borrower shall provide to the Lender a Notice of Borrowing in accordance with Section 3.1.
(b)	Each Bankers' Acceptance shall be dated the date on which it is issued, and shall be for a Contract Period of 30 or 60 days and provided further that in no event shall the term of a Bankers' Acceptance extend beyond the Maturity Date.
(c)	If a Bankers' Acceptance is outstanding upon the occurrence of an Event of Default that is continuing, or if any repayment or prepayment hereunder by the Borrower shall require the prepayment of a Bankers' Acceptance on any day other than the last day of its term, the Borrower shall forthwith pay to the Lender an amount equal to the face amount of such Bankers' Acceptance. The proceeds of such payment shall be held by the Lender for set-off against the liability of the Borrower to the Lender in respect of such Bankers' Acceptance. The Lender shall credit the Borrower with interest on such proceeds at the prevailing rate for comparative term deposits maturing on the maturity date of the Bankers' Acceptance.
(d)	Upon maturity of a Banker's Acceptance, the Borrower shall pay to the Lender an amount equal to the face amount of the maturing Bankers' Acceptance unless, prior to the maturity date of the Bankers' Acceptance, the Borrower shall have requested either a Rollover or a Conversion of the maturing Bankers' Acceptance into a Prime Rate Loan.

(e)	Until termination or expiration of the Operating Facility a maturing Bankers' Acceptance may be renewed by a Rollover or converted into a Prime Rate Loan, provided:
(i)	the Lender shall not have made any demand for repayment of any Outstanding Obligations; and
(ii)	the Lender shall have received a Notice of Borrowing, a Conversion Notice or a BA Notice, as applicable.
(f)	Should the conditions set out in Section 3.6(d) or Section 3.6(e) not be satisfied, then the maturing Bankers' Acceptance shall be converted by the Lender into a Prime Rate Loan and shall bear interest at the applicable interest rate.
(g)	The acceptance by the Lender of a Bankers' Acceptance shall be deemed to be a Borrowing in an amount equal to the face amount of such Bankers' Acceptance for the purpose of determining (i) the portion of the Operating Facility remaining available for drawdown; and (ii) the maximum level of Borrowings permitted to be outstanding hereunder. The minimum amount of each Borrowing permitted by way of Bankers' Acceptance is Cdn. Redacted and in Cdn. Redacted increments thereafter.
(h)	Whenever the Borrower requests a Borrowing under this Agreement by way of Bankers' Acceptances, each Non-Acceptance Lender shall, in lieu of accepting a Bankers' Acceptance, make a BA Equivalent Loan by way of Discount Note in an amount equal to the Non-Acceptance Lender Lender's pro rata portion of the BA Loan. All terms of this Agreement applicable to Bankers' Acceptances shall apply equally to Discount Notes evidencing BA Equivalent Loans with such changes as may in the context be necessary. For greater certainty:
(i)	the term of a Discount Note shall be the same as the term for Bankers' Acceptances accepted on the same date of the Borrowing in respect of the same BA Loan;
(ii)	an acceptance fee will be payable in respect of a Discount Note and shall be calculated at the same rate and in the same manner as the Stamping Fee in respect of a Bankers' Acceptance; and
(iii)	the proceeds from a BA Equivalent Loan shall be equal to the Discount Proceeds of the Discount Note.
3.7	Reliance on Oral Instructions

The Lender shall be entitled to act upon the oral instructions of any Person whom the Lender believes is a Person the Borrower has identified as being a Person authorized to give instructions regarding matters contemplated by this Agreement, including, without limiting the generality of the foregoing, the Operating Facility. The Lender shall not be responsible for any error or omission relating to such instructions. Oral instructions shall, at the request of the Lender, be immediately confirmed in writing by the Borrower. The Borrower may revoke the authority of any authorized Person by notifying the Lender in writing, which notice, notwithstanding Section 11.1, shall be effective on the second Business Day immediately following the date of its actual receipt by the Lender.

Article 4
PAYMENTS

4.1	Repayment and Termination at Maturity Date
(a)	Notwithstanding anything else contained in this Agreement, all Outstanding Obligations of the Borrower to the Lender under the Operating Facility are payable upon the applicable Maturity Date, without necessity for demand or notice, and the Operating Facility is automatically terminated at the applicable Maturity Date.
(b)	Notwithstanding anything else contained in this Agreement, a Bankers' Acceptance and a BA Equivalent Loan shall only be repaid on its maturity date and a Libor Loan may only be repaid on the last day of the Libor Interest Period applicable to such Libor Loan unless the Borrower makes payment of the amounts payable in respect thereto pursuant to Section 11.5.

These terms shall apply in addition to the mandatory repayments required to be made by the Borrower in accordance with Section 4.2.

4.2	Mandatory Repayments - General

The Borrower shall make the following mandatory repayments of Outstanding Borrowings:

(a)	Operating Facility Limit Excess. If, for any reason, Outstanding Borrowings under the Operating Facility exceeds the Operating Facility Limit permitted hereunder, the Borrower shall forthwith pay to the Lender an amount sufficient to reduce the Outstanding Borrowings under the Operating Facility to an amount equal to or less than the Operating Facility Limit (or, in the case of Letters of Credit under the Operating Facility, provide cash collateral to the Lender such that the face amount of all Letters of Credit issued pursuant to the Operating Facility less the amount of such cash collateral is equal to an amount equal to or less than the Operating Facility Limit). The Borrower shall pay interest on such excess at a rate of the Prime Rate plus 5% per annum calculated and payable daily, until such excess is repaid in full;
(b)	Dispositions. The Borrower shall pay to the Lender 100% of the Net Sale Proceeds from any sales, transfers, leases or other disposition(s) of Property by any Loan Party that are not Permitted Dispositions; and
(c)	Insurance Proceeds. The Borrower shall pay to the Lender 100% of the net cash proceeds (including after deduction of any premium payable in respect thereof) from any insurance claim (excluding liability insurance) greater than $Redacted made or settled by any Loan Party in respect to any Property shall be paid to the Lender (subject to the obligations of the applicable Loan Party to any arm's length third party) within thirty Business Days of its receipt unless a Loan Party shall have advised the Lender that it will use such proceeds to replace or rebuild the assets to which the insurance proceeds, and shall have provided to the Lender within twenty Business Days of receipt thereof a business plan for the intended use of the insurance proceeds and projections during the rebuilding period such replacement or rebuilding. Upon receipt of the Borrower's business plan for the intended use of the insurance proceeds and projections during the rebuilding period, the Lender shall review such materials and shall reasonably consider, without obligation, the Borrower's requests.

Notwithstanding the foregoing, (I) in the case of net cash proceeds referred to in subparagraphs (b) and (c) above, the foregoing repayments shall not be required to be made with such proceeds if such proceeds are subsequently reinvested (or committed to be reinvested) in capital assets used in carrying on the business of the Loan Parties within 180 days of receipt thereof and (II) in the case of excess referred to in subparagraph (a) above, (x) if such excess is due to exchange rate fluctuations, Outstanding Borrowings under the Operating Facility (determined in Cdn. Dollars with all Borrowings denominated in U.S. Dollars being converted to the Equivalent Amount of Cdn. Dollars) and does not exceed the Operating Facility Limit by more than 3%, then the foregoing repayments shall not be required to be made.

4.3	Mandatory Repayments - Operating Facility

The Borrower shall pay interest only on the principal amount of the Operating Facility monthly in arrears. The principal amount of the Operating Facility and any other amounts remaining outstanding under the Operating Facility shall be repaid on the applicable Maturity Date.

4.4	Voluntary Prepayment

The Borrower shall have the right at any time and from time to time to prepay without fee or penalty all or any Borrowings (in a minimum amount of Cdn.$Redacted, or Equivalent Amount) under the Operating Facility by (i) providing the Lender with prior written notice given before noon (Calgary, Alberta time) five Business Days prior to such prepayment of its intention to do so; or (ii) by way of deposit to the Borrower's operating account on five Business Days prior notice with the Lender to repay Prime Rate Loans or U.S. Base Rate Loans and the Lender shall thereupon apply the amount provided in such notice in such operating account to repay Prime Rate Loans or U.S. Base Rate Loans, as applicable, under the Operating Facility. For certainty, amounts prepaid may be reborrowed.

4.5	Principal Repayments Affecting Bankers' Acceptances and Libor Loans

If, on any day on which prepayments under the Operating Facility are required or permitted to be made, the Borrowings under the Operating Facility then outstanding include Libor Loans or Bankers' Acceptances in an amount such that the prepayment would require the Borrower to be liable under the funding indemnity contained in Section 11.5 or to pay a Bankers' Acceptance prior to its maturity date, that portion of the prepayment which would otherwise be applied against any such Libor Loan or Bankers' Acceptance under the Operating Facility may, at the option of the Borrower, be paid to the Lender for deposit into a Cash Collateral Account in accordance with Section 10.5. The Lender shall hold such cash collateral for the purpose of repaying, and shall apply such cash collateral (and interest earned on such amounts) to repay, such Bankers' Acceptances and Libor Loans under the Operating Facility as they mature, except if an Event of Default has occurred and is continuing, and in such case, the Lender may apply such cash collateral at such time or times, and to such of the other obligations, as provided in Section 10.5. Interest earned on such amounts while on deposit in a Cash Collateral Account shall be paid to the Borrower upon request by the Borrower from time to time if no Default or Event of Default has occurred and is continuing.

4.6	Early Repayment of Bankers' Acceptances, Letters of Credit and Libor Loans

The Borrower shall not cancel all or any portion of the Operating Facility or otherwise prepay any Borrowings if the applicable Borrowings required to be repaid to the Lender as a result thereof include Letters of Credit with an expiry date falling subsequent to the date of such cancellation, Libor Loans with the last day of a Libor Interest Period falling subsequent to the date of such cancellation or Bankers' Acceptances accepted by such Lender or BA Equivalent Loans with a maturity date falling subsequent to the date of such cancellation or prepayment unless, on the date of such cancellation, the Borrower has paid to the Lender: (i) in respect of Letters of Credit, the undrawn amount thereof,(ii) in respect of Libor Loans, the amount required to be paid pursuant to Section 11.5 (unless cash collateralized pursuant to Section 4.5) and (iii) in respect of Bankers' Acceptances, the face amount thereof, in each case to be held in a Cash Collateral Account.

4.7	Payments Generally

Each payment under this Agreement shall be made for value at or before 1:00 p.m. (Calgary, Alberta time) on the day such payment is due, provided that, if any such day is not a Business Day, such payment shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day (and any such extension shall be taken into account for purposes of the computation of interest and fees payable under this Agreement). All payments shall be made to the Lender at the Lender's Branch of Account.

4.8	No Credit for Trust Funds

For greater certainty, payments of any nature whatsoever made by the Borrower to the Lender which the recipient is required by law to pay to any other Person, by reason of any trust imposed by law or by such other Person upon amounts received by the recipient from the Borrower, shall not be credited against, or deemed to be payment on account of, all or any portion of the Outstanding Obligations. All costs and expenses incurred by the Lender, its agents, representatives and solicitors in connection with the repayment of such monies to any Person shall be for the account of the Borrower and payable on demand. Interest shall accrue on these costs and expenses, until paid, at a rate equal to the sum of the Prime Rate plus 5% per annum, and shall be calculated in accordance with Section 5.1.

Article 5
INTEREST, FEES AND EXPENSES

5.1	Interest on Prime Loans

The Borrower shall pay interest in Cdn. Dollars on each Prime Rate Loan to the Lender, in each case at a rate per 365 days equal to the Prime Rate plus the Applicable Margin applicable to such Prime Rate Loan. A change in the Prime Rate or the Applicable Margin will simultaneously cause a corresponding change in the interest payable on each Prime Rate Loan. Such interest shall accrue daily based on the Prime Rate and Applicable Margin in effect on each day and is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to but not including the Interest Payment Date on which such interest is to be paid and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of 365 days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.1 are equivalent, are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by 365.

5.2	Interest on U.S. Base Rate Loans

The Borrower shall pay interest in U.S. Dollars on each U.S. Base Rate Loan to the Lender, at a rate per 365 day period equal to the U.S. Base Rate plus the Applicable Margin applicable to such U.S. Base Rate Loan. A change in the U.S. Base Rate or the Applicable Margin will simultaneously cause a corresponding change in the interest payable on each U.S. Base Rate Loan. Such interest shall accrue daily based on the U.S. Base Rate and Applicable Margin in effect on each day and is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to but not including the Interest Payment Date on which such interest is to be paid and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of 365 days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.2 are equivalent, are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by 365.

5.3	Interest on Libor Loans

The Borrower shall pay interest in U.S. Dollars on each Libor Loan to the Lender for the period commencing on and including the first day of the Libor Interest Period applicable to such Libor Loan up to but not including the last day of such Libor Interest Period at a rate equal to the sum of Libor plus the Applicable Margin applicable to such Libor Loan and which is in effect on the first day of the Libor Interest Period applicable to such Libor Loan. A change in the Applicable Margin will simultaneously cause a corresponding change in the interest payable on each Libor Loan. Such interest shall accrue daily based on Libor and the Applicable Margin in effect on each day and is payable on each Libor Interest Date applicable to such Libor Interest Period and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in the period for which such interest is payable (including the first day of such period but excluding the date on which such interest is payable) divided by 360. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.3 are equivalent, are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by 360.

5.4	Interest on Overdue Amounts

Upon a default in the payment of principal, interest or other amount due under this Agreement, the Borrower shall pay interest on such overdue amount both before and after default and judgment at the same rate per annum as was applicable to such payment prior to default or judgment, computed from the date such amount becomes overdue for so long as such amount remains overdue. Such overdue interest shall be payable upon demand by the Lender and shall be compounded on each Interest Payment Date.

5.5	Letter of Credit Fees

In connection with the issuance or renewal of a Letter of Credit, the Borrower shall pay the Lender a fee (the "Letter of Credit Fee") at a rate equal to the Applicable Margin for Letters of Credit. Letter of Credit Fees shall be calculated on the principal amount of such Letter of Credit for the duration of its stated term. Such fee shall be calculated on the basis of the actual number of days in the stated term, commencing on, and including, the date the Lender issued or renewed the Letter of Credit and ending on, but excluding, its stated maturity date; provided, however, that the Letter of Credit Fee shall be subject to a minimum amount of $Redacted. The Borrower shall also pay the Lender's standard Letter of Credit charges for cable charges, extensions, amendments and other services related to Letters of Credit.

5.6	Corporate MasterCard

Corporate MasterCard terms, conditions and fees are detailed in the Corporate MasterCard documentation.

5.7	Standby Fees
(a)	The Borrower shall pay to the Lender a standby fee in respect of the Operating Facility calculated at a rate per annum equal to the Applicable Margin on the amount, if any by which the amount of the Outstanding Borrowings (to the extent not previously drawn and thereafter permanently repaid in full) under the Operating Facility for each day in the period of determination is less than the Operating Facility Limit (the "Standby Fee"). Fees determined in accordance with this Section shall accrue daily from and after the Closing Date and be payable by the Borrower monthly in arrears and on cancellation in full of the Operating Facility and on the Maturity Date.
(b)	As of: (i) the first day of each month of each year, (ii) the date of any cancellation in full of the Operating Facility and (iii) the Maturity Date, the Lender shall determine the standby fees under this Section in respect of the Operating Facility for the period from and including the Closing Date or the date of the immediately preceding determination, as the case may be, to but excluding the date of determination and shall deliver to the Borrower a written request for payment of the standby fees so determined, as detailed therein. The Borrower shall pay to the Lender the standby fees referred to above within five (5) Business Days after receipt of such written request.
5.8	Other Fees
(a)	The Borrower shall pay to the Lender a non-refundable upfront fee on the Operating Facility (the "Upfront Fee") in the amount of Cdn.$Redacted payable on the Closing Date. The Borrower has paid a work fee of Cdn.$Redacted, such amount shall be applied to the Upfront Fee on the Closing Date.
(b)	The Borrower shall pay to the Lender such reasonable out-of-pocket and other costs in respect of other credit accommodation provided by the Lender as may be provided for or contemplated by each Lender's standard form agreements for such services.
(c)	The Borrower hereby authorizes and directs the Lender to debit the amount of all fees payable by the Borrower under Section 5.7 and this Section 5.8, together with all amounts to be reimbursed to the Lender by the Borrower under Section 5.10 hereof, (if such fees have not been paid within three Business Days of presentation to the Borrower of the appropriate invoices) from any account of the Borrower.

5.9	Change in Circumstances
(a)	Reduction in Rate of Return. If at any time the Lender determines, acting reasonably, that (a) any change in any Applicable Law or any interpretation thereof after the date of execution hereof, or (b) compliance by the Lender with any direction, requirement or request from any regulatory authority given after the date of execution hereof, whether or not having the force of law, has or would have, as a consequence of the Lender's obligations under this Agreement and taking into consideration the Lender's policies with respect to capital adequacy, the effect of reducing the rate of return on the Lender's capital to a level below that which the Lender could have achieved but for such change or compliance, then from time to time, upon demand by the Lender, the Borrower shall pay to the Lender such additional amounts as will compensate the Lender for such reduction; provided that should the Lender make such demand, the Borrower shall be entitled to prepay the Outstanding Borrowings without notice or penalty (other than, to the extent applicable, any breakage costs) (in each case so long as the Borrower is treated in the same manner as the Lender's other borrowers generally).
(b)	Taxes, Reserves, Capital Adequacy, etc. If after the date of execution hereof, any introduction of any Applicable Law or any change or introduction of a change in any Applicable Law (whether or not having the force of law) or in the interpretation or application thereof by any court or by any governmental agency, central bank or other authority or entity charged with the administration thereof or any change in the compliance of the Lender with any Applicable Law now or hereafter:
(i)	subjects the Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Tax or changes the basis of taxation, or increases any existing Tax, on payments of principal, interest, fees or other amounts payable by the Borrower to the Lender under this Agreement (except for taxes on the overall net income of the Lender);
(ii)	imposes, modifies or deems applicable any reserve, special deposit, deposit insurance or similar requirement against assets held by, or deposits in or for the account of or loans by or any other acquisition of funds by, an office of the Lender;
(iii)	imposes on the Lender or expects there to be maintained by the Lender any capital adequacy or additional capital requirement in respect of any Borrowing or its commitment hereunder or any other condition with respect to this Agreement; or
(iv)	imposes any Tax on reserves or deemed reserves with respect to the undrawn portion of the Operating Facility,

and the result of any of the foregoing, in the sole determination of the Lender acting reasonably, shall be to increase the cost to, or reduce the amount of principal, interest or other amount received or receivable by the Lender hereunder or its effective return hereunder in respect of making, maintaining or funding a Borrowing under this Agreement the Lender shall, acting reasonably, determine that amount of money which shall compensate the Lender for such increase in cost or reduction in income (herein referred to as "Additional Compensation") (in each case so long as the Lender treats the Borrower in the same general manner as other borrowers from the Lender).

(c)	Claim for Additional Compensation. Upon the Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section 5.9, the Lender shall promptly so notify the Borrower and shall provide to the Borrower a certificate of a duly authorized officer of the Lender confirming its entitlement to Additional Compensation and setting forth the Additional Compensation, which shall be prima facie evidence of such Additional Compensation. The Lender shall promptly notify the Borrower and the Borrower shall pay to the Lender, within ten Business Days of the giving of such notice, the Additional Compensation calculated to the date of such notification. The Lender shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section 5.9 are then applicable notwithstanding that the Lender has previously been paid Additional Compensation. If it is commercially reasonable, the Lender shall make reasonable efforts to limit the incidents of any such Additional Compensation. Should the Lender be entitled to collect Additional Compensation in accordance with this Section, the Borrower shall be entitled to prepay the Outstanding Borrowings without notice or penalty provided that it pays to the Lender such Additional Compensation relating to the period prior to prepayment in which any Borrowings were outstanding.
5.10	Reimbursement of Expenses

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Lender by the Borrower under this Agreement shall be supplied without cost to the Lender. The Borrower agrees to pay promptly on demand all of the Lender's actual, reasonable and documented legal fees and disbursements, documentation costs and other expenses incurred in connection with the preparation, negotiation, documentation and operation of this Agreement and any amendment of, restatement of, or supplement or modification to this Agreement, and any other document prepared in connection herewith, including the Security, whether or not any amounts are advanced under this Agreement. In addition, the Borrower agrees to pay the reasonable and documented legal fees and disbursements and other expenses incurred by the Lender in the enforcement or preservation of any rights under this Agreement, the Security and all documents delivered in connection therewith. In addition, the Borrower agrees to pay promptly on demand those reasonable expenses of the Lender incurred in connection with:

(a)	the administration, periodic review, modification, amendment, or any waiver (whether or not effective) of any Loan Document;
(b)	inspection, verification or appraisal of any Property of the Borrower; and
(c)	any environmental audit or study undertaken or commissioned by the Lender, acting reasonably.
5.11	Determination Conclusive

Each determination by the Lender of any rate or fee shall be prima facie evidence thereof.

5.12	No Withholding/Payment of Gross-up

Each interest, fee or similar payment under this Agreement, including any penalties attached thereto, shall be made without set-off or counterclaim and without withholding for or on account of any present or future taxes or duties imposed by any federal, state, provincial or other taxing authority. In the event the Borrower is required to deduct or withhold any amount for or on account of such taxes or duties, the Borrower shall pay to the Lender all such additional amounts as may be necessary to ensure that the Lender receives a net amount equal to the full amount which it would have received had such interest, fee or similar payment been made without such deduction or withholding.

Article 6
CONDITIONS PRECEDENT

6.1	Conditions – Effectiveness

The effectiveness of this Agreement is subject to the terms and conditions of this Agreement and is conditional upon satisfactory evidence being given to the Lender and its counsel as to compliance with the following conditions:

(a)	Representations and Warranties True. The representations and warranties contained in Section 7.1 are true and correct as if made by the Borrower as of the Closing Date, and the Borrower has provided an officer's certificate from a senior officer to evidence the same.
(b)	Resolutions and Certificates. The Lender shall have received, duly executed and in form and substance satisfactory to it:
(i)	a copy of the constating documents, by-laws, partnership agreements and other organizational documents of each Canadian incorporated (or otherwise formed) Loan Party and a copy of the resolutions of the board of directors of each such corporate Loan Party authorizing the execution, delivery and performance of the Loan Documents to which such Loan Party is a party certified by a senior officer of the applicable corporate Loan Party;
(ii)	a certificate of incumbency for each such Loan Party showing the names, offices and specimen signatures of the officers who will execute the Loan Documents to which such Loan Party is a party on its behalf;
(iii)	a certificate as to general corporate information and other matters for each such Loan Party; and
(iv)	such additional supporting documents as the Lender or the Lender's Counsel may reasonably request.
(c)	Litigation. There shall be no material litigation or other material claims in respect of or pending against any Loan Party or any of its material Property.
(d)	Due Diligence. The Lender shall have completed in form and substance satisfactory to it all due diligence and investigations in respect of the Loan Parties including (i) site visits, but excluding (ii) a satisfactory review of insurance coverage and receipt of an insurance certificate conforming to the requirements of Section 8.1(i); (iii) a satisfactory review of all Material Contracts; and (iv) satisfactory review of any Permitted Encumbrances.

(e)	Delivery of this Agreement. The Borrower shall have executed and delivered this Agreement to the Lender.
(f)	Delivery of Security. The Lender shall have received the Security (including any necessary consents or subordinations of third parties as may be required by the Lender) duly executed by the issuer thereof and in form and substance satisfactory to the Lender and its counsel, acting reasonably, other than the Blocked Account Agreements which shall be delivered in accordance with time frames set out in Section 8.1(cc).
(g)	Registration. The Security shall have been registered, recorded or filed in all jurisdictions deemed necessary or advisable by the Lender and its counsel and the Lender shall have received all acknowledgements, agreements and consents that it may reasonably require or deem advisable in respect of the Security.
(h)	Approvals. The Lender shall have received evidence that each Loan Party has unconditionally received all necessary consents and approvals required from any creditor or Governmental Authority or other third party in respect of the entry into, execution and delivery of the Loan Documents to which such Loan Party is a party and the performance of its obligations thereunder.
(i)	Notice of Borrowing. The Lender shall have received a proper Notice of Borrowing as may be required hereunder.
(j)	No Default. No Default or Event of Default has occurred and is continuing.
(k)	Priority Payables. There are no Priority Payables outstanding in respect of which payments are overdue.
(l)	Notice of Liens. The Lender shall not have received written notice of any lien, trust, charge or encumbrance affecting personal property charged by the Security or an execution (other than the Permitted Encumbrances).
(m)	Material Adverse Change. Nothing shall have occurred nor any fact become known since October 31, 2020, in respect of the Loan Parties which is reasonably likely to have a Material Adverse Effect.
(n)	Fees and Disbursements; Direction to Pay. The Lender shall have received a direction to pay from the Borrower authorizing the Lender to (i) deduct from the Borrower' account with the Lender and (ii) apply payment therefrom in full of all fees and out of pocket expenses paid by or incurred by the Lender on or before the Closing Date (including reasonable and documented fees and expenses of legal counsel to the Lender).
(o)	Security Interests. All Security Interests charging any Property of the Loan Parties shall have been discharged other than Security Interests in favour of the Lender and other Permitted Encumbrances.

(p)	Legal Opinions. The Lender shall have received favourable legal opinions from Canadian counsel to the Loan Parties in connection with the due authorization, execution, delivery and enforceability of the Loan Documents required to be delivered at such time, and such other matters from such other applicable counsel to the Loan Parties (including regulatory review and compliance opinions in respect to the Cannabis Business and CBD Business) as the Lender and its counsel consider necessary or appropriate. The Lender shall also have received opinions of local counsel in Saskatchewan and Manitoba with respect to the Security and registration of the Security.
(q)	Specified Debt. The Lender shall have received evidence that all Specified Debt, other than the Debt under the Windermere Debenture, has been:
(i)	converted to Equity Securities;
(ii)	is unsecured; or
(iii)	has been postponed and subordinated to the Outstanding Obligations on terms satisfactory to the Lender.
(r)	Other Documents. The Lender shall have received such other documents as the Lender may reasonably request.
6.2	Conditions - Borrowings

The obligation of the Lender to make available any Borrowing, including the initial Borrowing hereunder, is conditional upon satisfactory evidence being given to the Lender as to compliance with the following conditions:

(a)	Initial Borrowing Only. In the case of the initial Borrowing only, in addition to the below, each of the following:
(i)	Fees and Disbursements; Direction to Pay. The Lender shall have received a direction to pay from the Borrower authorizing the Lender to (i) deduct from the initial Borrowing and (ii) apply payment therefrom in full of all fees and out of pocket expenses paid by or incurred by the Lender from the Closing Date (including reasonable and documented fees and expenses of legal counsel to the Lender).
(ii)	Compliance Certificate. The Lender shall have received a pro forma Compliance Certificate demonstrating all terms and conditions and financial covenants (to the extent required to be met pursuant to the terms hereof on the Closing Date) of this Agreement are being met on the Closing Date (on a pro forma basis to include the initial Borrowing hereunder and the completion of the Fall 2021 Acquisitions).
(iii)	Financial Projections. Three year financial forecast showing income statement, cash flow statement and balance sheet for the next three following Financial Years, with commentary relative to financial requirements and confirmation of compliance with all financial covenants hereunder on a pro forma basis, including impacts of proposed Borrowings and proposed Acquisitions and Investments within such period.

(iv)	Resolutions and Certificates. The Lender shall have received, duly executed and in form and substance satisfactory to it:
(A)	a copy of the constating documents, by-laws, partnership agreements and other organizational documents of each non-Canadian incorporated (or otherwise formed) Loan Party and a copy of the resolutions of the board of directors of each such corporate Loan Party authorizing the execution, delivery and performance of the Loan Documents to which such Loan Party is a party certified by a senior officer of the applicable corporate Loan Party;
(B)	a certificate of incumbency for each such Loan Party showing the names, offices and specimen signatures of the officers who will execute the Loan Documents to which such Loan Party is a party on its behalf;
(C)	a certificate as to general corporate information and other matters for each such Loan Party; and
(D)	such additional supporting documents as the Lender or the Lender's Counsel may reasonably request.
(v)	Litigation. There shall be no material litigation or other material claims in respect of or pending against any Loan Party or any of its material Property.
(vi)	Due Diligence. The Lender shall have completed in form and substance satisfactory to it a (i) a satisfactory review of insurance coverage and receipt of an insurance certificate conforming to the requirements of Section 8.1(i); (ii) a satisfactory review of all Material Contracts; and (iii) satisfactory review of any Permitted Encumbrances.
(vii)	Specified Debt. The Lender shall have received evidence that all the Debt under the Windermere Debenture has been converted to Equity Securities.
(viii)	Legal Opinions. The Lender shall have received favourable legal opinions from United States counsel to the Loan Parties in connection with the due authorization, execution, delivery and enforceability of the Loan Documents required to be delivered to which United States (federal or state) law applies and such other matters from such counsel to the Loan Parties as the Lender and its counsel consider necessary or appropriate.
(ix)	Priority Payables. There are no Priority Payables outstanding in respect of which payments are overdue.
(x)	Notice of Liens. The Lender shall not have received written notice of any lien, trust, charge or encumbrance affecting personal property charged by the Security or an execution (other than the Permitted Encumbrances).

(xi)	Security Interests. All Security Interests charging any Property of the Loan Parties shall have been discharged other than Security Interests in favour of the Lender and other Permitted Encumbrances.
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(A)	Redacted
(B)	Redacted
(C)	Redacted;
(D)	Redacted.
(E)	Redacted .
(F)	Redacted.

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(b)	Representations and Warranties True. The representations and warranties contained in Section 7.1 shall be true and correct in every material respect as if made by the Borrower contemporaneously with any Borrowing (except where expressed to be given only as of a specified date, and except for such qualifications to such representations and warranties which have been both disclosed to the Lender in writing after the Closing Date and accepted by the Lender).
(c)	Conditions Precedent. The conditions precedent set forth in Section 6.1 shall have been satisfied.
(d)	No Default. No Default or Event of Default has occurred and is continuing.
(e)	Material Adverse Effect. No Material Adverse Effect shall have occurred.
(f)	Notice of Borrowing. The Borrower shall provide the Lender a Notice of Borrowing in compliance with the notice requirements contained in Section 3.1 signed by a senior officer of the Borrower which shall certify compliance with the terms and provisions of the Credit Agreement, that the representations and warranties contained in Section 7.1 (other than those expressed to have been given only as of a specific date) shall be true and correct in all material respects on each Borrowing Date with the same effect as if made as of that Borrowing Date, that there is no Default or Event of Default that has occurred and is continuing at the time of or after giving effect to such Borrowing, and that there has been no event or circumstance which would have a Material Adverse Effect on the financial position of the Borrower since the date of the previous Borrowing.

6.3	Waiver

The terms and conditions stated in this Article 6 are inserted for the sole benefit of the Lender and may be waived by it in whole or in part and with or without terms or conditions in respect of all or any Borrowings.

Article 7
REPRESENTATIONS AND WARRANTIES

7.1	Representation and Warranties

The Borrower represents and warrants to the Lender that:

(a)	Due Incorporation. Each Loan Party has been duly incorporated, organized or created and is validly existing under its jurisdiction of incorporation or organization. Each Loan Party holds all necessary permits, consents and registrations and has all necessary power and authority to own or lease its properties and assets and to carry on its business as now conducted in accordance in all material respects with all Applicable Laws, and is or will be duly licensed or registered or otherwise qualified in all jurisdictions wherein the nature of its assets or the business transacted by it makes such licensing, registration or qualification necessary.
(b)	Power. Each Loan Party has full partnership or corporate power, as applicable, and capacity to enter into, deliver and perform its obligations under each of the Loan Documents to which such Loan Party is a party.
(c)	Due Authorization and No Conflict. The execution, delivery and performance by each Loan Party of the Loan Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby:
(i)	have been duly authorized by all necessary action on the part of each such Loan Party;
(ii)	do not and will not conflict with, result in any breach or violation of, or constitute a default under (A) the constating documents, by-laws or partnership agreement of such Loan Party, or any Applicable Laws, or (B) any determination or award presently in effect and applicable to such Loan Party, or of any commitment, agreement, Material Contract or any other instrument to which such Loan Party is now a party or is otherwise bound;
(iii)	do not (except for the Security) result in or require the creation of any Security Interest upon or with respect to any of the properties or assets of such Loan Party; and
(iv)	do not require the consent or approval (other than those consents or approvals already obtained and certified copies of which have been delivered to the Lender) of, or registration or filing with, any other party (including shareholders or limited partners of such Loan Party) or any Governmental Authority.

(d)	Valid and Enforceable Obligations. The Loan Documents are, or when executed and delivered to the Lender will be, legal, valid and binding obligations of each Loan Party, to the extent they are a party thereto, enforceable in accordance with their respective terms, except as enforceability may be limited by general principles of equity and by Applicable Laws regarding bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws in effect from time to time.
(e)	Personal Property Title. Each Loan Party has good and marketable title to its personal property free and clear of all Security Interests other than Permitted Encumbrances.
(f)	No Actions. There are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Borrower, threatened, against a Loan Party in any court or before or by any Governmental Authority, Canadian or foreign, which would have a Material Adverse Effect on the Loan Parties as a whole (except as of the date hereof as set forth in Schedule E and with respect to actions, suits, proceedings, inquiries or investigations that arise after the date hereof, as disclosed to the Lender prior to the date of deliver of a Notice of Borrower and Compliance Certificate).
(g)	Financial Information. Subject to any limitations stated therein, the financial statements of each Loan Party furnished to the Lender under this Agreement, or which were furnished to the Lender to induce it to enter into this Agreement, or otherwise furnished in connection with this Agreement, fairly present the financial condition of such Loan Party as at the date thereof, and no Material Adverse Effect shall have occurred in its financial position since such dates. All such financial statements are and will be prepared in accordance with GAAP.
(h)	No Defaults or Events of Default. No Default or Event of Default has occurred and is continuing.
(i)	Compliance with Law. Each Loan Party is in compliance in all material respects with all Applicable Laws (other than Cannabis Laws and CBD Laws, which each Loan Party is in compliance in all respects with) including, without limitation, all Environmental Laws, and there is no existing material impairment to its properties or assets as a result of any environmental damage, except to the extent disclosed in writing to, and acknowledged by, Lender. Specifically, but without limitation, (i) no Loan Party shall conduct or at any time has conducted any Cannabis Activities or CBD Activities, or (ii) has made or held an Investment in any Person who conducts or at any time has conducted any Cannabis Activities or CBD Activities, in either case other than in a Qualified Cannabis Jurisdiction or Qualified CBD Jurisdiction, as applicable, where such Cannabis Activities or CBD Activities, as applicable, would not violate or result in a breach of any applicable Cannabis Law or CBD Law, as applicable, at the time in question.

(j)	Qualified Jurisdictions. No part of the proceeds of the Operating Facility has been used to carry on Cannabis Activities or CBD Activities in any jurisdiction other than the Qualified Cannabis Jurisdictions or Qualified CBD Jurisdictions, as applicable, or to make any investments in any Cannabis Activities or CBD Activities outside of Qualified Cannabis Jurisdictions or Qualified CBD Jurisdictions, as applicable, and in accordance with Cannabis Laws and CBD Laws, as applicable. No part of the Permitted Business, or related operations, is conducted outside of Qualified Jurisdictions, as applicable.
(k)	Permitted Business. The only business conducted by the Loan Parties is the Permitted Business.
(l)	Cannabis Activities. The only Cannabis Activities carried on by the Loan Parties is the Cannabis Business. Each Loan Party is in compliance with all Cannabis Laws and Cannabis Authorizations applicable to it. All Cannabis sold and distributed by each Loan Party was purchased in compliance with all Cannabis Laws.
(m)	CBD Activities. The only CBD Activities carried on by the Loan Parties is the CBD Business. Each Loan Party is in compliance with all CBD Laws and CBD Authorizations applicable to it. All CBD and CBD products sold and distributed by each Loan Party were manufactured and acquired in compliance with all CBD Laws.
(n)	Cannabis Authorizations. Each Loan Party has obtained each Cannabis Authorization and maintains such Cannabis Authorizations as valid and in full force and effect and each Loan Party is in compliance with the requirements of such Cannabis Authorizations. The Loan Parties are the sole legal and beneficial owner of the Cannabis Authorizations, have not disposed of or abandoned any right, title or interest in any Cannabis Authorization and have paid all taxes, assessments, maintenance fees and other amounts required to be paid to maintain the Cannabis Authorizations, other than those taxes, assessments, maintenance fees and other amounts the amount or validity of which is currently being contested in good faith by appropriate proceedings being diligently pursued. Neither the Borrower nor any other Loan Party is aware of any reason why any Cannabis Authorization would be suspended, cancelled or revoked or of any other factor that would prejudice the continuance or renewal of any Cannabis Authorization. No Loan Party has received any notice from any Governmental Authority regarding any actual or alleged violation of, or any failure on the part of a Loan Party to comply with, any term or requirement of any Cannabis Authorization that has not been remedied. No Loan Party has received any written notice from any Governmental Authority of any revocation or intention to revoke any interest of any Loan Party in any of the Cannabis Authorizations that has not been remedied.
(o)	CBD Authorizations. Each Loan Party has obtained all applicable CBD Authorizations and maintains such CBD Authorizations as valid and in full force and effect and each Loan Party is in compliance with the requirements of such CBD Authorizations. The Loan Parties are the sole legal and beneficial owner of the CBD Authorizations, have not disposed of or abandoned any right, title or interest in any CBD Authorization and have paid all taxes, assessments, maintenance fees and other amounts required to be paid to maintain the CBD Authorizations, other than those taxes, assessments, maintenance fees and other amounts the amount or validity of which is currently being contested in good faith by appropriate proceedings being diligently pursued. Neither the Borrower nor any other Loan Party is aware of any reason why any CBD Authorization would be suspended, cancelled or revoked or of any other factor that would prejudice the continuance or renewal of any CBD Authorization. No Loan Party has received any notice from any Governmental Authority regarding any actual or alleged violation of, or any failure on the part of a Loan Party to comply with, any term or requirement of any CBD Authorization that has not been remedied. No Loan Party has received any written notice from any Governmental Authority of any revocation or intention to revoke any interest of any Loan Party in any of the CBD Authorizations that has not been remedied.

(p)	Environmental Matters. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Loan Parties as a whole:
(i)	Each Loan Party's business has been operated in compliance in all material respects with all applicable Environmental Laws and with all permits, licenses and authorizations issued to them pursuant to Environmental Laws.
(ii)	There are no claims, investigations, litigation, administrative proceedings, whether pending or, to its knowledge, threatened relating to any Contaminants, Releases or other forms of pollution or alleged violation of applicable Environmental Laws (collectively "Environmental Matters") that may reasonably be expected to result in a Material Adverse Effect.
(q)	Location of Assets. The property and assets of each Loan Party are located in those jurisdictions specified in Schedule D (as updated from time to time), and in no other jurisdiction (as updated in writing by the Borrower to the Lender 10 Business Days prior to any change). Also set out in Schedule D are: (i) the legal description of all real property owned by each Loan Party or its nominees as at the Closing Date, and (ii) a list of all locations leased by each Loan Party as at the Closing Date.
(r)	Organizational Structure of the Borrower. The organizational structure of the Borrower and each Subsidiary of the Borrower is set out on Schedule D together with all additions, deletions or amendments thereto as are provided in writing to the Lender, and:
(i)	the chief executive office and all jurisdictions where the Borrower operates are described on Schedule D together with all additions, deletions or amendments thereto as are provided in writing to the Lender from time to time; and
(ii)	all of the outstanding Equity Securities of each Loan Party (other than the Borrower), are owned of record and beneficially by the Persons set forth in Schedule D; and all such Equity Securities so owned are duly authorized, validly issued, and fully paid and non-assessable, and were issued in compliance with all Applicable Laws, and are free and clear of all Security Interests, except for Permitted Encumbrances.

(s)	Material Contracts. A true and complete copy of each Material Contract has been delivered to the Lender. Each such Material Contract is in full force and effect. The applicable Loan Party that is a party thereto is not in default under or in breach of any material term or condition of any such Material Contract nor is the Borrower aware of any default under or breach of any material term or condition of any Material Contract by any other party thereto. No contract to which any Loan Party is a party contains any material provisions which would prevent a Loan Party from carrying on its business or activities in the ordinary course in a prudent and commercial manner.
(t)	Security. The Security to which a Loan Party is a party creates in favour of the Lender, a legal, valid and enforceable Security Interest in the Property described therein and the proceeds thereof and constitute a fully perfected and first priority Security Interest on (except for Permitted Encumbrances), and in, all right, title and interest of such Loan Party in such Property.
(u)	Taxes. Each Loan Party has filed all federal, provincial, state and local tax returns which are required to be filed and has paid all Taxes due pursuant to such returns or pursuant to any assessment received by it except such Taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The charges, accruals and reserves on the books of each Loan Party, as applicable, in respect of any Taxes or other governmental charges are adequate.
(v)	Labour Matters. No Loan Party is engaged in any unfair labour practice. There is:
(i)	no material unfair labour practice complaint pending against any Loan Party or, to the best knowledge of the Loan Parties after due inquiry, threatened against any Loan Party, before the National Labor Relations Board, the Canada Industrial Relations Board or any other applicable provincial labour relations board or other Governmental Authority, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements that could reasonably be expected to have a Material Adverse Effect is so pending against any Loan Party or, to the best knowledge of the Loan Parties after due inquiry, threatened against any of them;
(ii)	no strike, labour dispute, slowdown or stoppage pending against any Loan Party, or to the best knowledge of the Loan Parties after due inquiry, threatened against any of them, which could reasonably be expected to have a Material Adverse Effect; and
(iii)	to the best of the knowledge of the Loan Parties after due inquiry, no union representation questions with respect to the employees of any Loan Party and no union organizing activities which could reasonably be expected to have a Material Adverse Effect.
(w)	Pension Plans. (i) Each Loan Party's Pension Plans are duly registered under all applicable Pension Laws, (ii) all obligations of any Loan Party required to be performed in connection with the Pension Plans or the funding agreements therefor have been performed in a timely fashion and there are no outstanding disputes concerning the assets held pursuant to any such funding agreement, (iii) all contributions or premiums required to be made by any Loan Party to the Pension Plans have been made in a timely fashion in accordance with the terms of the Pension Plans and all Pension Laws, (iv) all employee contributions to the Pension Plans required to be made by way of authorized payroll deduction have been properly withheld by each Loan Party and fully paid into the Pension Plans in a timely fashion in accordance with the terms of the Pension Plans and all Pension Laws, (v) all reports and disclosures relating to the Pension Plans required by Pension Laws have been filed or distributed in a timely fashion, (vi) no amount is due and owing by any of the Pension Plans under the Pension Laws, (vii) none of the Pension Plans is the subject of an investigation, proceeding, action or claim and there exists no state of fact which after notice or lapse of time or both would reasonably be expected to give rise to any such proceedings and (viii) no trust, statutory deemed trust or Security Interest has arisen or been imposed on any Pension Plan. No Loan Party is party to a Pension Plan that is a defined benefit pension plan or which contains a defined benefit pension provision contributed to or required to be contributed to by a Loan Party and that is or is required to be registered under the Pension Laws, or any similar legislation in any other jurisdiction.

(x)	ERISA Compliance. Schedule I sets forth, as of the Closing Date, a complete and correct list of, and that separately identifies, (a) all Title IV ERISA Plans, (b) all Multiemployer Plans and (c) all material Benefit Plans, if any. Each Benefit Plan, and each trust thereunder, intended to qualify for tax exempt status under Section 401 or 501 of the Code or other requirements of law so qualifies. Except for those that would not reasonably be expected to result in liabilities in excess of $100,000 in the aggregate, (i) each Benefit Plan is in compliance with applicable provisions of ERISA, the Code and other requirements of law, (ii) there are no existing or pending (or to the knowledge of Borrower, threatened) claims (other than routine claims for benefits in the normal course), sanctions, actions, lawsuits or other proceedings or investigation involving any Benefit Plan to which any Loan Party incurs or otherwise has or could have an obligation or any Liability and (iii) no ERISA Event is reasonably expected to occur. On the Closing Date, no ERISA Event has occurred in connection with which obligations and liabilities (contingent or otherwise) remain outstanding.
(y)	ERISA. With respect to each Plan, the Borrower and all ERISA Affiliates have paid all required minimum contributions and installments on or before the due dates provided under Section 430(j) of the Code and could not reasonably be subject to a Lien under Section 430(k) of the Code or Section 303(k) or Title IV of ERISA. Neither the Borrower nor any ERISA Affiliate has filed, pursuant to Section 412(c) of the Code or Section 302(c) of ERISA, an application for a waiver of the minimum funding standard. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.
(z)	Accuracy of Information. To the best of its knowledge, all factual information previously or contemporaneously furnished by or on behalf of a Loan Party in writing for purposes of or in connection with this Agreement or any transaction contemplated hereby is true and accurate in every material respect, as of the date so provided or specified therein, and such information is not incomplete by the omission of any material fact necessary to make such information not misleading. There is no fact known to a Loan Party which such Loan Party has not disclosed to the Lender which has resulted, or so far as such Loan Party can now reasonably foresee, will result in a Material Adverse Effect.

(aa)	Solvency. Each Loan Party is solvent and will not become insolvent after giving effect to the transactions contemplated in this Agreement.
(bb)	Principal Place of Business. The "chief executive office", "place of business" and "chief place of business" (within the meaning of the Personal Property Security Act (Alberta)) of each Loan Party is as indicated in Schedule E, as updated from time to time.
(cc)	Financial Year End. The Financial Year End of the Borrower is on October 31.
(dd)	Guarantees. No Loan Party has guaranteed the obligations of any Person in respect of any Debt, save and except for Permitted Debt.
(ee)	Corporate Name and Prior Transactions. Except as disclosed to the Lender, no Loan Party has been known by or used any other corporate or trade name, or been a party to any amalgamation, merger or consolidation.
(ff)	Withholdings. Each Loan Party has withheld from its employees, customers and other applicable payees (and timely paid to the applicable Governmental Authority) the proper and accurate amount of all Taxes and other amounts required to be withheld or collected and remitted in compliance with all Applicable Laws. There are no liens for Taxes on the assets of any Loan Party except for Permitted Encumbrances.
(gg)	Debt. No Loan Party has any Debt other than Permitted Debt. A description of all of the Debt of each Loan Party that is not disclosed in the financial statements most recently provided to the Lender or otherwise disclosed to the Lender in writing is set out in Schedule F.
(hh)	Ownership of Shares. All of the issued and outstanding Equity Securities in the capital of and all rights, warrants or options to acquire Equity Securities in the capital of each Loan Party (other than the Borrower) are owned directly or indirectly by the Borrower.
(ii)	Insurance. Each Loan Party maintains insurance policies of a scope and in an amount consistent with prudent industry practice given the nature of its business and such insurance policies are in full force and effect.
(jj)	Intellectual Property. Each Loan Party owns or possesses the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licences, inventions, trade secrets and rights necessary for the conduct of business and no Loan Party is aware of any claim to the contrary or any challenge by any other person to the rights of any Loan Party with respect to the foregoing. To the knowledge of the Loan Parties, the business of each Loan Party as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with patents, trademarks, service marks, trade names, copyrights, trade secrets, licences or other intellectual property or franchise right of any person. To the knowledge of each Loan Party, no claim has been made against any Loan Party alleging the infringement by any Loan Party of any patent, trademark, service mark, trade name, copyright, trade secret, licence in or other intellectual property right or franchise right of any person.

(kk)	Anti-Corruption Laws; Sanctions; Anti-Terrorism Laws. The Loan Parties, their Subsidiaries and their respective officers and employees and to the knowledge of the Loan Parties, their directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects. The Loan Parties have implemented and maintain in effect for themselves and their Subsidiaries policies and procedures to ensure compliance by the Loan Parties, their Subsidiaries, and their respective officers, employees, directors, and agents with Anti-Corruption Laws and applicable Sanctions. None of the Loan Parties, any of their Subsidiaries or any directors, officer, employee, agent, or affiliate of the Loan Parties or any of their Subsidiaries is an individual or entity that is, or is 50% or more owned (individually or in the aggregate, directly or indirectly) or controlled by individuals or entities (including any agency, political subdivision or instrumentality of any government) that are (i) the target of any Sanctions or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions (currently Crimea, Cuba, Iran, North Korea and Syria).
7.2	Survival of Representations and Warranties

The representations and warranties contained in this Article 7 shall survive the execution and delivery of this Agreement and the making of Borrowings hereunder until all Outstanding Obligations have been paid in full, regardless of any investigation or examination made by the Lender or its counsel and the Lender shall be deemed to have relied upon each of such representations and warranties in making available each Borrowing hereunder. The representations and warranties set out this Article 7 will be deemed to be repeated by the Borrower as of the date of delivery of each Notice of Borrowing and as of the date of delivery of each Compliance Certificate.

Article 8
COVENANTS

8.1	Positive Covenants

From the date hereof and until the Outstanding Obligations are repaid in full, unless compliance therewith shall have been waived in writing by the Lender, the Borrower shall comply and shall cause each other Loan Party (if applicable) to:

(a)	Existence. Do or cause to be done all such things as are necessary to maintain its existence in good standing, to ensure that it has at all times the right and is duly qualified to conduct its businesses and to obtain and maintain all material rights, privileges and franchises necessary for the conduct of its business.
(b)	Conduct of Business. Maintain, operate and use its properties and assets, and will carry on and conduct its business in a proper and efficient manner in accordance with prudent industry practice so as to preserve and protect such properties and assets and business and the profits thereof.

(c)	As to Collateral. Defend all of its Property in which a security interest, mortgage or other charge is granted pursuant to the Security (collectively, "Collateral") against the claims and demands of all other parties claiming the same or an interest therein and will take all reasonable action to keep the Collateral free from all Security Interests other than Permitted Encumbrances and, except for Permitted Dispositions, will not sell, exchange, transfer, sign, lease, license or otherwise dispose of the Collateral, out of the ordinary course of business, or any interest therein, out of the ordinary course of business, without the prior written consent of the Lender, not to be unreasonably withheld. Each Loan Party will keep its Collateral in good order, condition and repair ordinary wear and tear excepted and will not use the Collateral in violation of the provisions of the Security or this Agreement or any insurance policy insuring Collateral or in violation in any material respect of any Applicable Laws and will keep all agreements, registrations and applications relating to intellectual property used by such Loan Party and its business in good standing and will renew all agreements and registrations as may be necessary or desirable to protect such intellectual property, unless, otherwise agreed to in writing by the Lender, and will apply to register all existing and future copyrights, trademarks, patents, integrated circuit topographies and industrial designs material to its business whenever it is commercially reasonable to do so.
(d)	Payment of Principal, Interest and Expenses. Duly and punctually pay or cause to be paid to the Lender the Outstanding Obligations owed by it to the Lender at the times and places and in the manner provided for herein.
(e)	Payment of Taxes and Claims. Pay and discharge promptly when due all Taxes, assessments and other governmental charges or levies imposed upon it or upon its properties or assets or upon any part thereof, as well as all claims of any kind (including claims for labour, materials and supplies) which, if unpaid, would by law become a lien, charge, trust or other claim upon any such properties or assets except for so long as it constitutes a Permitted Encumbrance; but such Loan Party shall not be required to pay any such Tax, assessment, charge or levy or claim if the amount, applicability or validity thereof shall currently be contested in good faith by appropriate proceedings and if such Loan Party shall have set aside on its books a reserve to the extent required by GAAP in an amount which is reasonably adequate with respect thereto.
(f)	Use of Proceeds. Use the proceeds of all Borrowings solely for the purposes contemplated in this Agreement.
(g)	Reserves. Maintain appropriate reserves for Taxes and other contingencies or liabilities in accordance with GAAP.
(h)	Other Information. Furnish to the Lender promptly on request such other information in its possession respecting its financial condition and its business and operations as the Lender may from time to time reasonably require and shall authorize its auditor to provide to the Lender explanation or clarification of any financial information presented by or on behalf of such Loan Party to the Lender as the Lender may from time to time reasonably require.

(i)	Insurance. Insure and keep insured its properties, assets and business placed with such insurers and with such coverage (including stock and product recall coverage) and against such loss or damage to the extent insured against by comparable entities engaged in comparable businesses and such policies of insurance shall record the Lender as first loss payee. Each Loan Party shall pay or cause to be paid all premiums necessary to maintain any such insurance policies in good standing as such premiums become due and payable and shall not modify, alter, amend, replace or knowingly waive strict and timely performance thereof and shall perform all of its covenants and obligations thereunder.
(j)	Books and Records. At all times maintain proper records and books of account and therein make true and correct entries in all material respects of all dealings and transactions relating to its business and, if requested by the Lender, will make the same available for inspection by the Lender or any agent of the Lender at all reasonable times.
(k)	Access. Subject to the rights of tenants of any real property, Applicable Laws and upon reasonable prior written notice, permit the Lender through its officers or employees or through any consultants retained by it, upon request, to have reasonable access and from time to time, during regular business hours, but not more than once annually unless an Event of Default has occurred and is continuing, upon 48 hours prior written notice, to any of such Loan Party's premises and to any records, information or data in its possession so as to enable the Lender to ascertain the state of such Loan Party's financial condition or operations, and will permit the Lender to make copies of and abstracts from such records, information or data, and will upon request of the Lender deliver to the Lender copies of such records, information or data.
(l)	Notice of Material Adverse Effect. Give to the Lender prompt written notice of any Material Adverse Effect.
(m)	Notice of Litigation. Give to the Lender prompt written notice of any action, suit, litigation, or other proceeding in an amount greater than $500,000 of which the Borrower has knowledge, commenced or threatened in writing against a Loan Party.
(n)	Notice of Default. Give to the Lender notice of any default or breach under any Material Contract the result of which would, either immediately or with the passage of time, entitle any other party thereto to accelerate the maturity of amounts of principal owing thereunder or to terminate such Material Contract, or which is otherwise materially adverse to the applicable Loan Party which is a party to such Material Contract, as soon as practicable after it becomes aware of same.
(o)	Notice of Pension Event or ERISA Event. Give to the Lender notice of any Pension Event or ERISA Event, as soon as practicable after it becomes aware of same.
(p)	Registration of Security. Provide the Lender with such assistance and do such things as the Lender may from time reasonably to time request so that the Security and any other instruments of conveyance or assignment effected pursuant to this Agreement or otherwise will be and remain registered, recorded or filed from time to time in such manner and in such places as may in the opinion of the Lender be necessary or advisable in perfecting the Security Interests constituted thereby.

(q)	Material Contracts. Perform all of its material obligations pursuant to all Material Contracts and pursue on a timely basis its material rights thereunder.
(r)	Compliance with Laws. Comply in all material respects with all Applicable Laws (other than Cannabis Laws and CBD Laws, which shall be complied with in all respects), including Environmental Laws.
(s)	New Locations and Names. Advise the Lender in writing ten (10) Business Days prior to the occurrence of the (i) change of location of its "chief executive office", "place of business", "registered office", "chief place of business", "principal place of business" or the location of its records; or (ii) change of its corporate name. Each Loan Party shall provide the Lender with any additional security which the Lender may reasonably deem necessary or advisable to maintain or continue the effectiveness of its Security as a result of such change and co-operate with the Lender so that the Lender may file such registrations in such jurisdictions in order to perfect the Security Interest created by the Security in such property and deliver such other documents and opinions as the Lender deems reasonably necessary for such purpose.
(t)	Cooperate With Lender. Cooperate fully with the Lender with respect to any proceedings before any Governmental Authority which may in any way materially and adversely affect the rights of the Lender hereunder or any rights obtained by the Lender under any of the other Loan Documents. Each Loan Party shall cooperate with the Lender in obtaining for the Lender the benefits of any insurance proceeds lawfully or equitably payable in connection with any Property, to the extent that Lender is entitled to the same under the terms of this Agreement, and the Lender shall be reimbursed for any reasonable actual out-of-pocket expenses incurred in connection therewith (including, without limitation, reasonable attorney's fees and disbursements, and the payment by such Loan Party of the expense of an appraisal on behalf of the Lender in case of a fire or other casualty affecting such Property or any part thereof) out of such insurance proceeds.
(u)	Cannabis Business. Each Loan Party shall ensure that:
(i)	the only business related to Cannabis carried on by such Loan Party shall be the Cannabis Business and such business is at all times in compliance with all Cannabis Laws and all applicable Cannabis Authorizations;
(ii)	the retail sale, distribution and storage of Cannabis in connection with the Cannabis Business of each such Loan Party occurs solely in facilities licenced for such purposes by an applicable Governmental Authority, to the extent that such facilities are required to be licensed by Applicable Law; and
(iii)	all storefront, retail operations or distribution operations in connection with the Cannabis Business of such Loan Party are conducted where it is lawfully permitted to do so and in compliance with all Cannabis Laws and other Applicable Laws except in connection with a Permitted Disposition.

(v)	Cannabis Authorizations. Each Loan Party shall:
(i)	obtain when required each Cannabis Authorization and maintain such Cannabis Authorizations as valid and in full force and effect at all times and apply for and obtained each future Cannabis Authorization on or before such time as it shall be required by Cannabis Laws to obtain such Cannabis Authorization;
(ii)	be in compliance at all times with the requirements of the Cannabis Authorizations and do all things required of a holder thereof by Applicable Laws;
(iii)	remain the sole legal and beneficial owner of the Cannabis Authorizations and not dispose of or abandon any right, title or interest in any Cannabis Authorization;
(iv)	deliver to the Lender a copy of each Cannabis Authorization; and
(v)	pay all taxes, assessments, maintenance fees and other amounts required to be paid to maintain each Cannabis Authorization, other than those taxes, assessments, maintenance fees and other amounts the amount or validity of which is currently being contested in good faith by appropriate proceedings being diligently pursued.
(w)	Notices re Cannabis Business and Cannabis Authorizations. The Borrower shall deliver, or cause to be delivered, to the Lender promptly, and in any event, within ten Business Days, upon receipt thereof:
(i)	any warning, document, letter or notice from any Governmental Authority with respect to the Cannabis Business or Cannabis Activities of a Loan Party not being operated in compliance with Cannabis Laws (except where any such non-compliance with Cannabis Laws is capable of being remedied, and is being diligently remedied, within the time period permitted by the applicable Governmental Authority, but only so long as such Loan Party is not subject to any sanction, fine or penalty during such period);
(ii)	any and all correspondence and notices with respect to any material regulatory or other investigations into the Cannabis Business or Cannabis Activities of a Loan Party, including, without limitation, any changes in a Loan Party's licensing or regulatory status, or any threatened or actual enforcement actions, including regulatory fines taken by any Governmental Authority; and
(iii)	upon the reasonable request of the Lender, such information necessary to demonstrate compliance with Sections 8.1(u), (v) and (w) (including the controls implemented for the purposes thereof)
(x)	CBD Supplier Attestation. Prior to ordering or accepting any CBD or CBD product from a supplier (other than a Loan Party), ensure that such supplier has, within the prior six (6) months, executed a self-certifying attestation in the form attached hereto as Schedule J, as such form may be amended from time to time, subject to prior written consent from the Lender.

(y)	Environmental Notification. Promptly forward to the Lender copies of all material orders, notices, permits, applications or other communications and reports in connection with any Environmental Law which describe, allege or are otherwise in respect of any problem, violation or other condition that would have a Material Adverse Effect.
(z)	Insurance. Immediately notify the Lender in writing of any termination, cancellation or any reduction in the amount or the material change in the coverage provided under, any of its insurance policies and from time to time at the Lender's request will deliver a copy of any of its insurance policies (or satisfactory evidence of such insurance policy) to the Lender.
(aa)	Intellectual Property. Maintain the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licences, inventions, trade secrets and rights necessary for the conduct of business.
(bb)	Payments of Pension Plans and ERISA Liabilities. Pay or discharge or cause to be paid or discharged, before the same shall become delinquent all payments required to be made by a Loan Party pursuant to any Pension Plan and any ERISA liabilities (other than the amounts of which are immaterial).
(cc)	Maintain Accounts. By no later than 90 days following the Closing Date, maintain all accounts and banking business of each Loan Party with the Lender or its Affiliates, provided that the Loan Parties shall be permitted to maintain accounts with other lenders so long as (i) the aggregate balance of all such accounts remains below Cdn. $8,000,000 (or Equivalent Amount) at all times and (ii) all accounts with any one account provider with an aggregate balance greater than or equal to Cdn.$100,000 (or Equivalent Amount) become subject to blocked account agreements (or equivalent) in favour of the Lender (in form and substance satisfactory to the Lender) by no later than 90 days following the Closing Date (or later date as the Lender may agree).
(dd)	Specified Debt Maturity Dates. With respect to all Specified Debt, unless the Lender has provided prior written consent for the Borrower to repay such Specified Debt at or prior to its respective maturity (which consent may be withheld by the Lender in its sole discretion), by no later than 5 months prior to the existing maturity date of such Debt:
(i)	confirm to the Lender, in the case of any Specified Debt which is so convertible, that it intends to convert such Debt to Equity Securities, all with all details required by the Lender with respect to such conversion;
(ii)	confirm to the Lender that it has reached an agreement to extend the maturity date of such Specified Debt to a date which not less than six months beyond the Maturity Date; or

(iii)	confirm to the Lender it has reached an agreement to refinance such Specified Debt, such refinancing to be subject to the Lender's consent in its sole discretion and on terms satisfactory to the Lender (including any postponement and subordination thereof as required by the Lender), provided that, with respect to the Windsor Mortgage, the Borrower shall provide such information or request such consent from the Lender by no later than October 31, 2021.

(ee)	PPP Loan. With respect to any PPP Loan, the applicable Loan Party shall:
(i)	maintain all records required to be submitted in connection with the forgiveness of the PPP Loan;
(ii)	use proceeds of the PPP Loan exclusively towards permitted uses under the CARES Act;
(iii)	promptly, upon spending the proceeds from the PPP Loan in full, apply for forgiveness of the PPP Loan in accordance with the requirements of Section 1106 of the CARES Act; and
(iv)	promptly upon receipt thereof, provide the Lender with evidence of forgiveness of the PPP Loan.
8.2	Negative Covenants

From the date hereof and until the Outstanding Obligations are paid in full, unless waived in writing by the Lender, the Borrower shall not, and shall cause each other Loan Party not to (if applicable):

(a)	Not to Amalgamate, etc. Enter into any transaction or series of related transactions (whether by way of amalgamation, merger, winding-up, consolidation, reorganization, reconstruction, continuance, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, properties, rights or assets would become the property of any other Person (other than in the case of a Loan Party that is not the Borrower, another Loan Party that is not the Borrower) or, in the case of amalgamation or continuance, of the continuing corporation resulting therefrom.
(b)	Debt. Create, assume, issue or permit to exist, directly or indirectly, any Debt except for Permitted Debt and shall not make any repayments of the Specified Debt, except for:
(i)	payment of the Structured Payment Amount to Aurora, provided that no Default or Event of Default has occurred that is continuing or would result from making such payment;
(ii)	payment of interest to OCN under the OCN Loan Agreements provided that no Default or Event of Default has occurred that is continuing or would result from making such payment;

(iii)	payments of principal owing to Dreamweavers in respect of the Dreamweavers Deferred Payment in accordance with the terms of the Dreamweavers Amalgamation Agreement, provided that no Default or Event of Default has occurred that is continuing or would result from making such payment;
(iv)	repayment in full of the principal amount owing under the Cay Innovations Loan Agreement, being Cdn. $Redacted together with interest thereof on or before the maturity date of such Debt, provided that no Default or Event of Default has occurred that is continuing or would result from making such payment;
(v)	payment of interest to Windsor under the Windsor Promissory Note provided that no Default or Event of Default has occurred that is continuing or would result from making such payment; and
(vi)	payment of interest to Aphria under the Aphria Debenture provided that no Default or Event of Default has occurred that is continuing or would result from making such payment.
(c)	Negative Pledge. Create, assume, incur or suffer to exist any Security Interest in or upon any of its personal property except for Permitted Encumbrances.
(d)	Material Contracts. Cancel or terminate any Material Contract or amend or otherwise modify any Material Contract or waive any default or breach under any Material Contract, or take any other action in connection with any Material Contract if doing so would result in a Material Adverse Effect.
(e)	Change in Financial Year or Business. (i) Change its Financial Year end, (ii) change the nature, form or substance of its business or lines of business which it now conducts, or (iii) commence carrying on any other business other than the Cannabis Business.
(f)	Change in Articles, Name and Asset Location. (i) Amend, terminate or assign its articles or other constating documents without the prior written consent of the Lender, if such amendment, termination or assignment, would, in the reasonable opinion of the Lender, have a Material Adverse Effect (ii) change its name or the location of its assets except in compliance with Section 8.1 hereof.
(g)	Change of Control. Consent to or enter any agreement to effect a Change of Control.
(h)	Restriction on Distributions. Except to another Loan Party, declare, pay or make, directly or indirectly, any Distribution (other than, for greater certainty, to the extent expressly permitted pursuant to 8.2(b)).
(i)	Restrictions on Dispositions. Except for Permitted Encumbrances and Permitted Dispositions, sell, transfer, assign, convey, lease or otherwise dispose of any of its Property.

(j)	Restriction on Financial Assistance. Provide any form of financial assistance (whether by way of a Guarantee, an Investment or otherwise) to any Person other than Permitted Investments.
(k)	Limitation on Swaps. Enter into any Swap outside the ordinary course of its business; provided that, without limiting the generality of the foregoing, the following shall be considered to be Swaps entered into outside of the ordinary course of business:
(i)	any Swap that is entered into for any purpose other than managing interest rate risk, or is otherwise entered into for speculative purposes (determined, where relevant, by reference to GAAP); and
(ii)	any Swap entered into with a counterparty that is not the Lender.
(l)	Qualified Cannabis Jurisdictions and Cannabis Business; Qualified CBD Jurisdictions and CBD Business. No Loan Party shall, nor shall any Loan Party permit any other Loan Party to:
(i)	engage in any business other than the Permitted Business;
(ii)	conduct any part of the Cannabis Business outside of a Qualified Cannabis Jurisdiction, provided however, that notwithstanding the foregoing the Loan Parties may engage in CBD Business in Qualified CBD Jurisdictions and Non-Cannabis Accessory Business in Qualified Jurisdictions;
(iii)	conduct any part of the Cannabis Business, CBD Business or any Cannabis Activity or CBD Activity that in any way results in a Loan Party becoming subject to laws outside of a Qualified Cannabis Jurisdiction or Qualified CBD Jurisdiction, as applicable;
(iv)	conduct any part of the Non-Cannabis Accessory Business outside of a Qualified Jurisdiction;
(v)	receive any payments in respect of any Permitted Business from any Person outside of any Qualified Jurisdiction; or
(vi)	deposit any proceeds from any Permitted Business in any account outside of any Qualified Jurisdiction.
(m)	CBD Products Subject to Recall/Enforcement Action. Sell, purchase, or distribute any CBD or CBD product which is the subject of an ongoing material recall, enforcement, or similar action by any Governmental Authority including, but not limited to, product safety recalls, Food Drug Administration (United States) enforcement, testing-related recalls, and state/local health department mandated recalls.
(n)	CBD Suppliers Subject to Enforcement Action. Purchase or accept delivery of any CBD or CBD product from any supplier, including Loan Parties, which is subject to an ongoing material enforcement or similar action by any Governmental Authority, including, but not limited to, Food Drug Administration (United States) enforcement.

(o)	New Subsidiaries. Create or acquire any Material Subsidiary unless (i) all of the issued and outstanding shares in the capital of such Material Subsidiary are owned directly or indirectly by the Borrower; and (ii) any new Material Subsidiary provides all Security required to be provided by it hereunder within 10 Business Days of the creation or acquisition of such Material Subsidiary, in each case accompanied by legal opinions as contemplated herein.
(p)	Auditors. Change its auditors to a firm that is not a nationally recognized auditing firm.
(q)	Limitation on Pension Plans. Adopt or maintain any defined benefit Pension Plans at any time.
8.3	Reporting Covenants

From the date hereof and until the Outstanding Obligations are repaid in full, unless compliance therewith shall have been waived in writing by the Lender:

(a)	Annual Financial Information. As soon as practicable and in any event within 120 days after the end of each of its Financial Years, the Borrower shall deliver to the Lender:
(i)	consolidated financial statements of the Borrower, on an audited basis prepared by a firm of qualified accountants, including income statement, cash flow statement, balance sheet and management discussion and analysis including same store sales figures therein;
(ii)	a Compliance Certificate;
(iii)	financial forecast showing income statement, cash flow statement and balance sheet for the next following Financial Year with commentary relative to financial requirements;
(iv)	copies of all Material Contracts or amendments and modifications to Material Contracts, not previously provided to the Lender; and
(b)	Quarterly Financial Information. As soon as practicable and in any event within 45 days following the end of each of the first three fiscal quarters of each of its Financial Years, the Borrower shall deliver to the Lender:
(i)	consolidated notice to reader financial statements of the Borrower for that fiscal quarter, including income statement, cash flow statement, balance sheet and management discussion and analysis including same store sales figures therein;
(ii)	a Compliance Certificate;

(iii)	quarterly forecast (including cash flow statement, income statement and balance sheet); and
(iv)	copies of all Material Contracts or amendments and modifications to Material Contracts, not previously provided to the Lender;
(c)	Monthly Financial Information. If at any time the Liquidity Test is in effect, the Borrower shall deliver to the Lender as soon as practicable and in any event within 30 days following the end of each calendar month, a Compliance Certificate.
(d)	Other Financial Information. Promptly upon request of the Lender, the Borrower shall deliver or cause to be delivered to the Lender such other information, reports, certificates, projections of income and cash flow or other matters affecting the business, affairs, financial condition, property or assets of any of the Loan Parties as the Lender may reasonably request.
8.4	Financial Covenants.

So long as this Agreement is in force, the Borrower will ensure that at all times:

(a)	Adjusted Debt to EBITDA Ratio. The Borrower shall not permit the Adjusted Debt to EBITDA ratio to greater than:
(i)	Redacted for each fiscal quarter up to and including the fiscal quarter ending January 31, 2022;
(ii)	Redacted for the fiscal quarter ending April 30, 2022 and the fiscal quarter ending July 31, 2022; and
(iii)	Redacted for the fiscal quarter ending October 31, 2022 and all fiscal quarters thereafter;
(b)	Interest Coverage Ratio. The Borrower shall not permit the Interest Coverage Ratio to fall below Redacted; and
(c)	Minimum Liquidity. The Borrower shall not permit the Liquidity to be less than Redacted, to be tested monthly (the "Liquidity Test").
8.5	Material Subsidiaries
(a)	Ownership of Assets and Total EBITDA: the Borrower shall ensure at all times that:
(i)	the EBITDA directly attributed to the Borrower and the Material Subsidiaries determined on an unconsolidated but combined basis is equal to at least Redacted% of the Borrower's EBITDA determined on a consolidated basis (excluding, for certainty, any EBITDA attributed to Excluded Foreign Subsidiaries); and
(ii)	the Borrower and the Material Subsidiaries legally, beneficially and directly own at least Redacted% of the consolidated assets of the Borrower (based on the amount thereof set forth in the financial statements most recently delivered as required hereunder and excluding, for certainty, any assets attributed to Excluded Foreign Subsidiaries),

(collectively, the "Ring-Fence Test"); and

(b)	Designation of Material Subsidiaries: the Borrower shall, from time to time, designate such Material Subsidiaries as it shall determine as Material Subsidiaries and shall notify the Lender that such Person has become a Material Subsidiary and furnish the Lender with the name, date and jurisdiction of incorporation or amalgamation, as applicable, description of business and principal place of business address of each Material Subsidiary and shall cause each Material Subsidiary to provide to the Lender within 10 Business Days (or such later date as the Lender may agree to, acting reasonably) of it becoming a Material Subsidiary, the Security contemplated by Section 9.1, together with opinions and supporting documents in respect thereto.

Article 9
SECURITY

9.1	Security

The Borrower shall execute and deliver to, or shall cause to be executed and delivered to and registered as reasonably required by the Lender, in form and substance satisfactory to the Lender, documents to secure Outstanding Obligations as follows:

(a)	a registered general security agreement from each Loan Party providing a first ranking security interest over all personal property of such Loan Party subject to Permitted Encumbrances;
(b)	Redacted
(c)	Redacted;
(d)	an unlimited guarantee from each Guarantor in favour of the Lender;
(e)	to the extent a Loan Party is incorporated, operating in or conducting business in (including holding any Cannabis Authorization or CBD Authorization in relation to provision to), the Province of Quebec, a hypothec from such Loan Party in a principal amount as required by the Lender, acting reasonably;
(f)	Redacted;
(g)	subordination and postponement agreement from Aurora;
(h)	blocked account agreements (or equivalent) as required pursuant to Section 8.1(cc) (the "Blocked Account Agreements"); and
(i)	all such other security agreements from the Loan Parties which the Lender may reasonably require for the purposes of the foregoing.

9.2	Further Assurances

The Borrower shall deliver or shall cause to be delivered to the Lender from time to time duly executed documents in form and substance reasonably satisfactory to the Lender and its counsel as may be reasonably requested by the Lender for the purpose of giving effect to this Agreement, the Lender's banking relationship and business with the Loan Parties or the Security, or for the purpose of establishing compliance with the representations, warranties and conditions of this Agreement. The Lender shall release and discharge, at the Borrower's cost and expense (including reasonable and documented legal fees) the Security and all other obligations hereunder upon the disposition of the applicable Property so long as the Operating Facility is terminated and all Outstanding Obligations are repaid (or cash collateralization in full in the case of Bankers' Acceptances and Letters of Credit simultaneously with such disposition).

Article 10
EVENTS OF DEFAULT

10.1	Events of Default

Notwithstanding anything to the contrary herein:

(a)	the right of the Borrower to obtain further Borrowings shall, at the option of the Lender, cease and the Lender shall have no obligation to honour any cheques or other orders for payment;
(b)	the Outstanding Obligations shall, at the option of the Lender, become immediately due and payable to the Lender and the Lender may without notice to any Loan Party apply any amounts outstanding to the credit of such Loan Party pursuant to the terms hereof to repayment of the Outstanding Obligations, and
(c)	the Security shall, at the option of the Lender, become immediately enforceable, subject to the terms and conditions of the Security and Applicable Law,

upon the occurrence of any of the following events (each an "Event of Default"):

(d)	Failure to Pay Principal. If a Loan Party fails to make punctual payment of any principal amount payable hereunder;
(e)	Failure to Pay Other Amounts. If a Loan Party fails to make punctual payment when due of any amount payable hereunder (including, interest or fees and other than principal) and if such payment is not made within three (3) Business Days of the day on which such payment is due;
(f)	False Representations, Etc. If any representation or warranty made or given herein, in any certificate delivered pursuant hereto, or in any financial statements delivered pursuant hereto, is false or erroneous in any material respect when made, given or delivered and, to the extent capable of correction or remedy, the same is not corrected or remedied within 20 Business Days after written notice thereof by the Lender;
(g)	Cross-Default. If a Loan Party defaults in the payment, when due, of any Debt in the principal amount of $500,000 or greater, and such default has not been waived by such Person(s) or cured within the applicable cure period, or if such Debt is accelerated or otherwise becomes due and payable prior to the stated maturity thereof as a result of a breach of the terms of such Debt;

(h)	Default in Other Covenants. If, other than in respect of covenants otherwise dealt with in this Section 10.1, there is any default or failure in the observance or performance of any other act required to be done under the Loan Documents or any other covenant or condition required to be observed or performed under the Loan Documents, and unless a specific time for performance of such covenant is otherwise specified in the applicable provision of this Agreement, the default or failure continues for 20 Business Days after notice by the Lender to the Borrower specifying such default or failure or, such longer period of time so long as the Borrower is diligently pursuing such remedy and such default or failure does not have a Material Adverse Effect;
(i)	CBD Supply Defaults. If there is any default or failure in the observance or performance of the covenants identified in Section 8.1(x), 8.2(m) or 8.2(n).
(j)	Change in Control. If a Change of Control of a Loan Party occurs, without the prior written consent of the Lender, not to be unreasonably withheld;
(k)	Insurance Lapse. If any insurance on the properties or assets of a Loan Party having an aggregate fair market value exceeding $500,000 lapses and such coverage shall not be reinstated within 2 Business Days of such lapse;
(l)	Voluntary Proceedings. If a Loan Party makes a general assignment for the benefit of creditors; or any proceeding or filing is instituted or made by a Loan Party seeking relief on its behalf as debtor, or to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts under any similar law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties or assets; or a Loan Party takes any corporate action to authorize any of the actions set forth in this Section 10.1(l);
(m)	Involuntary Proceedings. If any notice of intention is filed or any proceeding or filing is instituted or made against a Loan Party in any jurisdiction seeking to have an order for relief entered against it as debtor or to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its properties or assets or seeking possession, foreclosure or retention, or sale or other disposition of, or other proceedings to enforce security over, all or a substantial part of the assets of a Loan Party unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or stayed within 20 Business Days of institution thereof;
(n)	Receiver, etc. If a receiver, liquidator, trustee, sequestration or other officer with like powers is appointed with respect to, or an encumbrancer pursuant to a Security Interest or otherwise takes possession of, or forecloses or retains, or sells or otherwise disposes of, or otherwise proceeds to enforce security over any of the properties or assets of a Loan Party in excess of $500,000 (individually or in the aggregate), or gives notice of its intention to do so;

(o)	Execution, Distress. If any writs, attachments, executions, sequestrations, extents, distresses or any other similar processes in the aggregate greater than $500,000 becomes enforceable against a Loan Party or any of the properties or assets of a Loan Party except where the same is being contested actively and diligently in good faith by appropriate and timely proceedings and the enforcement or levy has been stayed;
(p)	Suspension or Change of Business. If the Borrower or the Loan Parties as a whole suspend or cease or threaten to suspend or cease business;
(q)	Sale. If the Borrower or the Loan Parties as a whole sell or otherwise dispose of, or agree to sell or otherwise dispose of, all or substantially all of its or their undertaking and property and assets whether in one transaction or a series of related transactions;
(r)	Validity. If any provision of any Loan Document shall for any reason cease to be valid, binding and enforceable in accordance with its terms or if a Loan Party shall so assert in writing; or any Security Interest created under any Loan Document shall cease to be a valid and perfected Security Interest having, subject to the provisions hereof, the first priority in any of the collateral purported to be covered thereby subject to Permitted Encumbrances in each case unless such Loan Document or Security Interest is capable of being reinstated or replaced and is replaced or reinstated to the Lender's satisfaction within a period of ten (10) Business Days after the earlier of the Borrower becoming aware of such event or the Lender giving notice to the Borrower of such event;
(s)	Assignment. If a Loan Party assigns any of its rights under this Agreement or any of the Loan Documents or any interest herein or therein to a third party in contravention of this Agreement;
(t)	Adverse Judgments. If one or more final and non-appealable judgments for the payment of money aggregating in excess of Redacted shall be rendered against a Loan Party and such Loan Party shall fail to discharge or stay enforcement of the same within 20 Business Days from the date of notice of entry thereof;
(u)	Unremitted Priority Payables. If a Loan Party fails to remit to the applicable Governmental Authority, any Priority Payable in excess in the aggregate of Redacted owing by it within 20 Business Days of the date such Priority Payable became due;
(v)	Environmental Liability. If a Loan Party violates any Environmental Law which results in an action request, violation notice or other notice or control order, cancellation of any license or certificate or approval that results in or that could reasonably be expected to result in a Material Adverse Effect, save and except where the action request, violation notice or other notice or control order or cancellation is being contested actively and diligently in good faith by appropriate and timely proceedings and the enforcement thereof has been stayed;

(w)	Environmental Order. If any legally binding order relating to any Environmental Activity is issued by any Governmental Authority against a Loan Party and such order has not been satisfied or discharged within the time allowed for in such order or, if no time is specified in such order, within 90 days after the date such order was received by a Loan Party or such longer period as the Lender may agree to, acting reasonably, provided that such Loan Party is at all times acting diligently and in good faith to satisfy the order;
(x)	Material Adverse Effect. If at any time there occurs an event or circumstance which, in the opinion of the Lender, acting reasonably, represents a Material Adverse Effect and, if capable of remedy, such event shall not be remedied within a period of 20 Business Days from the date of notice by such Loan Party to the Lender of such event;
(y)	Qualified Auditors' Report. If the auditors of a Loan Party should issue a qualified auditors' report with the annual audited financial statements for any Financial Year which is not acceptable to the Lender, acting reasonably and within a period of 20 Business Days after the delivery of such financial statements hereunder such qualification is not rectified or otherwise dealt with to the satisfaction of Lender, acting reasonably;
(z)	Material Contract Breach. If there occurs a material breach by any Loan Party under any Material Contract which is not rectified within any allowed cure period (if any) thereunder;
(aa)	Pension Event. If there occurs a Pension Event; or
(bb)	Cannabis and CBD Events:
(i)	If the Cannabis Act or any other Cannabis Law or CBD Law permitted the Loan Parties to conduct the Cannabis Activities or CBD Activities is repealed and is not immediately replaced with substantially similar legislation;
(ii)	If any Cannabis Authorization or CBD Authorization shall:
(A)	expire or be revoked, terminated or cancelled and in any case not immediately replaced, renewed or reinstated on comparable terms; or
(B)	be modified in any materially adverse fashion; or
(iii)	If any enforcement action by a Governmental Authority is taken against Loan Parties related to Loan Parties’ CBD Activities.
(cc)	ERISA.
(i)	with respect to a Plan, (i) any failure to pay all required minimum contributions and installments on or before the due dates provided under Section 430(j) of the Code or (ii) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA, of an application for a waiver of the minimum funding standard;

(ii)	the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, would reasonably be expected to result in Material Adverse Effect.
10.2	Lender May Waive

The Lender may at any time waive any Default or Event of Default which may have occurred, provided that no such waiver shall extend to or be taken in any manner whatsoever to affect any subsequent Default or Event of Default or the rights or remedies resulting therefrom. No such waiver shall be effective unless given by the Lender in writing.

10.3	Remedies are Cumulative

For greater certainty, the rights and remedies of the Lender under this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law; and any single or partial exercise by the Lender of any right or remedy for a Default or Event of Default or breach of any term, covenant, condition or agreement contained in any of the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Lender may be lawfully entitled for the same Default or Event of Default.

10.4	Set-Off

The Lender shall be entitled (subject to prior ranking Permitted Encumbrances) at any time or from time to time after the occurrence of an Event of Default which is continuing, without notice to set-off, consolidate and to apply any or all deposits and any other indebtedness at any time held by or owing by the Lender to a Loan Party against and on account of the debts, liabilities or obligations of such Loan Party to the Lender, whether or not due and payable.

10.5	Cash Collateral Accounts

Following the occurrence of:

(a)	an Event of Default which is continuing; or
(b)	an event referred to in Section 4.5 where the Borrower is required to make payment to a Cash Collateral Account of the required amount;

the Borrower shall forthwith pay to the Lender, for deposit into a Cash Collateral Account, an amount equal to the Lender's maximum potential liability under then outstanding Bankers' Acceptances and (unless the Borrower makes payment of the amount required pursuant to Section 11.5) Libor Loans (collectively, the "Escrow Funds"). The Escrow Funds shall, in the case of (a) above, be held by the Lender for set-off against future indebtedness owing by the Borrower to the Lenders in respect of such Bankers' Acceptances and (unless the Borrower makes payment of the amount required pursuant to Section 11.5) Libor Loans, or, in the case of (b) above, be applied as provided in Section 4.5. Further, in the case of (a) above, in addition to any other rights or remedies of the Lender hereunder, the Lender as and by way of collateral security shall be entitled to deposit and retain in a Cash Collateral Account amounts which are received by the Lender from a Loan Party or as proceeds of realization of any Security to the extent such amounts may be required to satisfy any Outstanding Obligations.

10.6	Waiver of Jury Trial

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING BROUGHT IN THE UNITED STATES OF AMERICA DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Article 11
GENERAL

11.1	Notices

Any notice, request or other communication hereunder to any of the parties hereto shall be in writing and be well and sufficiently given if delivered personally or sent by prepaid registered mail to its address or by telecopier or email to the number and to the attention of the person set forth below:

(a)	In the case of the Borrower:

High Tide Inc.
#112, 11127 15th Street NE
Calgary, Alberta T3K 2M4

Attention:	Joy Avzar, VP and Legal Counsel and Rahim Kanji, CFO
Email:	Redacted and Redacted

(b)	In the case of the Lender:

ATB Financial

600, 585 - 8 Avenue SW

Calgary AB T2P 1G1

Attention: Max Herrera

Email:	Redacted

Any such notice shall be deemed to be given and received, if delivered, when delivered, and if mailed, on the third Business Day following the date on which it was mailed (unless an interruption of postal services occurs or is continuing on or within the three Business Days after the date of mailing in which case the notice shall be deemed to have been received on the third Business Day after postal service resumes), and if sent by telecopier on the next Business Day after the day on which the telecopy is sent. Either party may by notice to the other, given as aforesaid, designate a changed address or telecopier number.

11.2	Performance of Covenants by the Lender

So long as an Event of Default has occurred that is continuing, if any of the covenants or obligations contained herein shall not be performed by the Borrower, the Lender may perform such covenant or obligation and, if in so doing the Lender spends money or incurs liability, the amount of money so spent or liability incurred shall be treated as a Prime Rate Loan.

11.3	Indemnity

In addition to any other indemnity provided for herein, the Borrower hereby agrees to indemnify the Lender (including its directors, officers, employees and agents) on demand against any loss (other than loss of profit), reasonable expense or liability (including legal fees and reasonable disbursements) which the Lender may sustain or incur as a consequence of the action or inaction of the Borrower in connection with:

(a)	any default in payment of the principal amount of any Borrowing or any part thereof or interest accrued thereon, as and when due and payable;
(b)	any failure to fulfill on or before any Borrowing Date the conditions precedent to any Borrowing as provided for in this Agreement, if as a result of such failure such Borrowing is not made on such date (including losses, expenses or liabilities incurred by reason of the liquidation or re-employment of deposits or other funds acquired by the Lender to fund any loan to be made by the Lender as part of a Borrowing, as a result of such failure, is not made on such Borrowing Date);
(c)	the occurrence of any Default or Event of Default under any of the Loan Documents;
(d)	any misrepresentation made by a Loan Party in any Loan Document; or
(e)	any investigation, litigation or proceeding related to this Agreement and the transactions contemplated thereby,

including but not limited to any loss or expense sustained or incurred in liquidating or redeploying deposits or other funds contracted for or acquired or used to effect or maintain such Borrowing or part thereof.

11.4	Environmental Indemnity

The Borrower shall at all times indemnify and hold the Lender harmless against and from any and all claims, suits, actions, debts, damages, costs, losses, obligations, judgments, charges, and expenses, of any nature whatsoever suffered or incurred by the Lender, whether upon realization of the Security, or as lender to the Borrower hereunder, or as successor to or assignee of any right or interest of the Borrower, or as a result of any order, investigation or action by any Governmental Authority relating to a Loan Party its business or as privileged or hypothecary creditor or mortgagee in possession of the Lands or as successor or successor-in-interest to a Loan Party as a result of any taking of possession of the Lands or by foreclosure deed or deed in lieu of foreclosure or by any other means relating to a Loan Party, under or on account of any breach of any Environmental Law which occurred prior to or during the time that a Loan Party had control or possession of the Lands (and except as occasioned by the Lender's negligence or willful misconduct), with respect to:

(a)	the Release of a Contaminant, the threat of the Release of any Contaminant, or the presence of any Contaminant affecting the Lands, whether or not the same originates or emanates from the Lands or any contiguous real or immovable property located thereon, including any loss of value of the Lands as a result of any of the foregoing;
(b)	the Release of a Contaminant owned by, or under the charge, management or control of a Loan Party, or any predecessor or assignor of a Loan Party;
(c)	any costs incurred by any Governmental Authority or any other Person or damages from injury to, destruction of, or loss of natural resources in relation to, the Lands, including reasonable costs of assessing such injury, destruction or loss incurred under any Environmental Laws;
(d)	liability for personal injury or property damage arising by reason of any civil law offenses or quasi-offenses or under any statutory or common law tort or similar theory, including, without limitation, damages assessed for the maintenance of a public or private nuisance or for the carrying on of a dangerous activity at, near, or with respect to the Lands; and/or
(e)	any other environmental matter affecting the Lands or the operations and activities of a Loan Party within the jurisdiction of any federal, provincial, municipal, state or local environmental agency;

The obligations of a Loan Party under this Section 11.4 shall arise upon the discovery of the presence or Release of any Contaminant at, upon, under, over, within or with respect to the Lands, whether or not any Governmental Authority has taken or threatened any action in connection with the presence of any Contaminant.

11.5	Funding Indemnity

If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, the Borrower repays, prepays, converts or cancels a Libor Loan other than on the last day of a Libor Interest Period applicable to such Libor Loan, or fails for any reason to borrow, convert, Rollover or otherwise act in accordance with a notice given hereunder, the Borrower shall indemnify the Lender for any out-of-pocket loss or expense actually incurred by such Lender as a direct result thereof including any loss of profit or expenses the Lender incurs by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to maintain the Libor Loan or any increased interest or other charges payable to lenders of funds borrowed in order to maintain such Libor Loan together with any other reasonable out-of-pocket charges, costs or expenses incurred by the Lender relative thereto, excluding any such costs, losses, liabilities, damages or expenses to the extent arising (a) from the bad faith, gross negligence or wilful misconduct of the Lender or other indemnified party (as determined by a final and non-appealable judgment of a court of competent jurisdiction) or (b) from the breach by the Lender of any provision of this Agreement or any other Loan Document (as determined by a final and non-appealable judgment of a court of competent jurisdiction). A certificate of the Lender (acting reasonably and prepared in good faith) setting out the basis for the determination of the amount necessary to indemnify the Lender shall be, in the absence of manifest error, prima facie evidence thereof.

11.6	No Set-Off or Counterclaim

The obligations of the Borrower to make payments hereunder shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, any set-off, compensation, counterclaim, recoupment, defence or other right which the Borrower may have against the Lender.

11.7	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.8	Time of Essence

Time shall, in all respects, be of the essence of this Agreement.

11.9	Assignment by Borrower

The Borrower may not assign this Agreement or any part hereof without the prior written consent of the Lender.

11.10	Lender Assignments
(a)	A Lender may assign all or part of its interest in the Operating Facility, to one or more financial institutions, without the prior written consent of the Borrower (each an "Assignee"), provided, in each case, that (x) such interest or part of its interest, as the case may be, is, if less than all of its remaining interest in the Operating Facility, not less than Cdn. $1,000,000 and integral multiples of Cdn.$100,000 over and above such amount, (y) such Assignee becomes a party to this Agreement pursuant to an assignment and assumption agreement substantially in the form of Schedule H, and (z) if such Assignee is not a resident of Canada for purposes of the Income Tax Act (Canada), such Assignee acknowledges to the Borrower in writing that payments made to such Assignee pursuant to this Agreement may be subject to withholding tax under such Act and that the Borrower has no obligation to indemnify or hold harmless such Assignee in respect of such withholding tax. In the case of an assignment, the Assignee shall have the same rights and benefits and be subject to the same limitations under the Loan Documents as it would have if it was a Lender, and shall be shall be entitled to the benefits of Section 5.7 with respect to its participation hereunder; provided, in the absence of a Default of Event of Default, that no Assignee shall be entitled to receive any greater amount pursuant to such Section than the Lender would have been entitled to receive in respect of the amount of the participation transferred by the Lender to such Assignee had no such transfer occurred. The foregoing requirements shall not apply upon the existence of a Default of Event of Default, in which instance the Lender may assign all or part of its interest in the Operating Facility, to an Assignee, without the prior written consent of the Borrower and without application of the foregoing requirements.

(b)	The Borrower shall provide such certificates, acknowledgments and further assurances in respect of this Agreement and the Operating Facility as such Lender may reasonably require in connection with any assignment pursuant to this Section.
(c)	Each Lender shall deliver to the Borrower an assignment and assumption agreement substantially in the form of Schedule G, by which an Assignee assumes the obligations and agrees to be bound by all the terms and conditions of this Agreement, all as if the Assignee had been an original party. Upon receipt by the Lender of a processing fee of $3,500 payable by the assigning Lender in the case of any assignment by such assigning Lender to a Person who is not an Affiliate of such assigning Lender and, in each case, the assignment and assumption agreement, the assigning Lender and the Borrower shall be released from their respective obligations under this Agreement (to the extent of such assignment and assumption) and shall have no liability or obligations to each other to such extent, except in respect of matters arising prior to the assignment.
(d)	The Borrower authorizes the Lender to disclose to any Assignee (each, a "Transferee") and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning each Loan Party which has been delivered to them by or on behalf of the Borrower pursuant to this Agreement or which has been delivered to them by or on behalf of a Loan Party in connection with their credit evaluation of the Loan Parties prior to becoming a party to this Agreement, provided that any such Transferee agrees not to disclose any confidential, non-public information to any person other than its affiliates, employees, accountants or legal counsel, unless required by law.
11.11	Entire Agreement

This Agreement, together with any Security or other instrument contemplated hereby, constitutes the entire agreement between the parties with respect to the matters covered hereby and supersedes any other prior agreements or representations.

11.12	Amendments

No amendment, modification or waiver of any provision of this Agreement, or consent by the Lender to any departure from any provision of this Agreement, is in any way effective unless it is in writing and signed by the Borrower and by the Lender, in which event the amendment, modification, waiver or consent is effective only in the specific instance and for the specific purpose for which it is given.

11.13	Law Governing

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract, and the parties hereby submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

11.14	Paramountcy/Conflict

In the event that there is any inconsistency or conflict between the provisions contained in this Agreement and the provisions contained in any Loan Document (other than this Agreement), the provisions of this Agreement shall have priority over and shall override the provisions contained in the other document to the extent of the inconsistency or conflict. Without limiting the generality of the foregoing, the Events of Default contained in this Agreement shall override any statement of Events of Default in any other Loan Document; provided, however, that (except as provided in the following sentence) the existence of a particular representation, warranty, covenant or other provision in a Loan Document which is not contained in this Agreement shall not be deemed to be an inconsistency or conflict.

11.15	Successors and Assigns

This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns.

11.16	Counterparts and Electronic Signature

This Agreement may be executed by PDF and facsimile and in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Each of the parties to this Agreement agrees that the electronic signatures, whether digital or encrypted, of any party included in this Agreement shall be as effective as delivery by the parties of a manually executed copy of this Agreement and is intended to authenticate this writing and to have the same force and effect as manual signatures.

11.17	USA PATRIOT Act

The Lender hereby notifies the Loan Parties that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies the Loan Parties, which information includes the name and address of the Loan Parties and other information that will allow the Lender to identify the Loan Parties in accordance with the PATRIOT Act.

-signature pages follow-

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

ATB FINANCIAL, as lender
Per:	Redacted
Name:	Redacted
Title:	Redacted
Per:	Redacted
Name:	Redacted
Title:	Redacted
We have authority to bind the Bank.

HIGH TIDE INC., as borrower
Per:	Redacted
Name:	Redacted
Title:	Redacted
Per:
Name:
Title:
We have authority to bind the Corporation

Schedule A

ATB Financial

600, 585 - 8 Avenue SW

Calgary AB T2P 1G1

Dear Sir/Madam: NOTICE OF BORROWING/CONVERSION NOTICE/ ROLLOVER NOTICE / BA NOTICE
Re: High Tide Inc.

We request that the undernoted transactions be initiated on our behalf in accordance with the terms and conditions of the Credit Agreement dated October 15, 2021 and amendments thereto (the "Credit Agreement"). Capitalized terms used but not defined herein have the meanings provided thereto in the Credit Agreement;

Applicable Facility:

Book New Prime Rate Loan	Can$	Effective Date:
Book New U.S. Base Rate Loan	U.S$	Effective Date:
Book New Bankers' Acceptance	Can$	Effective Date: Contract Period:
Book New Libor Loan	U.S.$	Effective Date: Libor Interest Period:
Convert existing: (insert details) [type of Borrowing] To [type of Borrowing]	[Can$]/ [US$]	Effective Date: Contract Period(if applicable):
Rollover Bankers' Acceptance Maturing: [Insert Date]	Can$	Effective date: Contract Period:
Rollover Libor Loan Maturing: [insert Date]	US$	Effective date: Libor Interest Period:
Letter of Credit [Financial LC] / [Non-Financial LC]	[Can$] /[US$]	Term: Beneficiary:

- A2 -

CONFIRMATIONS:

The undersigned confirms that as of the date of this notice:

(A)	the representations and warranties contained in the Credit Agreement are true and will be true and correct in all material respects on and as of the applicable Borrowing Date with the same effect as if such representations and warranties had been made on and as of the date of this Notice of Borrowing or on and as the applicable Borrowing Date, as the case may be (except where expressed to be given only as of a specified date, and except for such qualifications to such representations and warranties which have been both disclosed to the Lender in writing after the Closing Date and accepted by the Lender);
(B)	no Default or Event of Default has occurred and is continuing or will result from the Borrowing requested in this Notice of Borrowing; and
(C)	all of the other conditions precedent to the Borrowing requested in this Notice of Borrowing, as specified in the Credit Agreement, have been satisfied.

Yours truly,

HIGH TIDE INC.

Per:		Date:
Name:
Title:

Schedule B

COMPLIANCE CERTIFICATE

TO:	ATB FINANCIAL, as lender (the "Lender")
RE:	Credit Agreement dated as of October 15, 2021 (the "Credit Agreement") among High Tide Inc., as borrower and ATB Financial as lender, as amended, supplemented, restated or replaced from time to time.

I, _________________________ [the n] of n hereby certify, without personal liability, on behalf of the Borrower as follows:

1	This Certificate is furnished pursuant to paragraph 8.3([a]/[b]/[c]) of the Credit Agreement and each capitalized term used in this Certificate and not otherwise defined herein shall have the meaning ascribed to such term in the Credit Agreement.
2	This Certificate applies to the [calendar month/fiscal quarter/Financial Year] ending ________________.
3	I have read and am familiar with the Credit Agreement including, in particular, the definitions of the various financial terms used in the Credit Agreement, the representations and warranties, the covenants and the Events of Default described in the Credit Agreement.
4	I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to furnish this Certificate, and I have furnished this Certificate with the intent that it may be relied upon by the Lender as a basis for determining compliance by the Borrower with its covenants and obligations under the Credit Agreement and the other Loan Documents as of the date of this Certificate.
5	The representations and warranties contained in Section 7.1 of the Credit Agreement are true and correct in all material respects on the date of this Certificate as if made on and as of the date of this Certificate except (other than those expressly made as of an earlier date) ____________________________________________.
6	The Borrower, since [insert date of last Compliance Certificate], has duly observed and performed all of its covenants and other agreements, and has satisfied every condition, contained in the Credit Agreement and each of the other Loan Documents to be observed, performed or satisfied by it and no Default or Event of Default has occurred and is continuing on the date of this Certificate.
7	The Borrower's financial ratios are as follows:
(a)	Redacted
(b)	[the Interest Coverage Ratio is ______:1.00, Redacted [NTD: to be included in quarterly and annual Compliance Certificates]; and

- B2 -

(c)	[the Liquidity is $___________________, Redacted [NTD: to be included in Compliance Certificates (including monthly)],

the detailed calculations of the foregoing ratios and covenants are set forth in Exhibit 1 annexed hereto and are true and correct in all respects.

8	There have been no changes to the information set out in Schedule E to the Credit Agreement. [Or if new "chief executive office", jurisdictions, leased locations, real property, or changes to ownership structure, provide replacement Schedule E]
9	[The attached financial statements for the Financial Year ending [insert date] (the "Reference Date") present fairly the information contained in such financial statements, and such financial statements, and all calculations of financial covenants and presentation of financial information in this Certificate and the Appendices to this Certificate, have been prepared in accordance with the Credit Agreement.] [NTD: Statement is only required to be included in the Compliance Certificate delivered with the annual financial statements.]

Dated this n day of n, n.

HIGH TIDE INC.

Name:
Title:

Exhibit 1
to Compliance Certificate

Financial Calculations

Schedule C

SECURITY INTERESTS COMPRISING SPECIFIC PERMITTED ENCUMBRANCES

PERMITTED ENCUMBRANCE LIST

1.	Security Interests in respect of the Aurora Debenture, provided that such Security Interests are postponed to the Security on terms acceptable to the Lender.
2.	Security Interests in respect of the BMO Cash Collateral.
3.	Security Interest in respect the US Credit Card Cash Collateral.
4.	Security Interests in respect of the Windsor Mortgage.

Schedule D

ORGANIZATIONAL STRUCTURE AND JURISDICTIONS

Redacted	Redacted Redacted Redacted	Redacted Redacted Redacted	Redacted Redacted	Redacted	Redacted Redacted Redacted
Redacted	Redacted Redacted Redacted, Redacted, Redacted. Redacted	Redacted.	Redacted, Redacted Redacted Redacted, Redacted, Redacted.	Redacted	Redacted.
Redacted
Redacted	Redacted, Redacted.	Redacted	Redacted	Redacted	Redacted.
Redacted	Redacted, Redacted	Redacted	Redacted, Redacted	Redacted	Redacted

- E2 -

Redacted.	Redacted, Redacted	Redacted.	Redacted, Redacted	Redacted.	Redacted.
Redacted, Redacted.
Redacted, Redacted.
Redacted, Redacted.
Redacted, Redacted.
Redacted.
Redacted, Redacted, Redacted.
Redacted, Redacted.
Redacted, Redacted, Redacted.
Redacted, Redacted
Redacted, Redacted, Redacted.
Redacted, Redacted.
Redacted, Redacted
Redacted Redacted
Redacted, Redacted.
Redacted, Redacted. Redacted
Redacted.
Redacted.
Redacted, Redacted Redacted.
Redacted, Redacted.
Redacted, Redacted.
Redacted, Redacted
Redacted, Redacted, Redacted.

- E3 -

Redacted.	Redacted, Redacted, Redacted	Redacted, Redacted, Redacted. Redacted	Redacted, Redacted, Redacted	Redacted.	Redacted.
Redacted, Redacted
Redacted, Redacted.
Redacted, Redacted.
Redacted, Redacted
Redacted, Redacted
Redacted, Redacted Redacted.
Redacted, Redacted
Redacted Redacted, Redacted
Redacted Redacted Redacted
Redacted Redacted, Redacted, Redacted.
Redacted, Redacted.
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Redacted Redacted, Redacted Redacted
Redacted, Redacted
Redacted.
Redacted
Redacted, Redacted.
Redacted Redacted, Redacted
Redacted, Redacted, Redacted Redacted
Redacted, Redacted Redacted
Redacted, Redacted, Redacted
Redacted, Redacted Redacted, Redacted, Redacted Redacted
Redacted. Redacted Redacted. Redacted
Redacted.
Redacted, Redacted
Redacted
Redacted Redacted
Redacted, Redacted, Redacted
Redacted, Redacted, Redacted.
Redacted, Redacted
Redacted Redacted, Redacted
Redacted Redacted.
Redacted Redacted
Redacted Redacted Redacted
Redacted Redacted
Redacted Redacted
Redacted
Redacted.
Redacted
Redacted

- E4 -

Redacted	Redacted Redacted, Redacted	Redacted	Redacted.	Redacted	Redacted
Redacted
Redacted.	Redacted Redacted, Redacted	Redacted Redacted, Redacted	Redacted Redacted Redacted	Redacted	Redacted
Redacted.
Redacted, Redacted
Redacted Redacted.
Redacted Redacted Redacted.
Redacted.
Redacted Redacted, Redacted “Redacted
Redacted Redacted
Redacted, Redacted
Redacted, Redacted
Redacted, Redacted
Redacted Redacted
Redacted.
Redacted, Redacted, Redacted.
Redacted.
Redacted, Redacted
Redacted Redacted
Redacted, Redacted
Redacted
Redacted.
Redacted.
Redacted Redacted Redacted

- E5 -

Redacted	Redacted Redacted Redacted	Redacted.	Redacted Redacted	Redacted	Redacted.
Redacted.	Redacted, Redacted, Redacted.	Redacted	Redacted	Redacted.	Redacted
Redacted.	Redacted, Redacted, Redacted	Redacted.	Redacted	Redacted	Redacted
Redacted.	Redacted, Redacted, Redacted.	Redacted	Redacted, Redacted Redacted	Redacted	Redacted.
Redacted	Redacted, Redacted, Redacted	Redacted	Redacted, Redacted, Redacted	Redacted	Redacted.
Redacted	Redacted, Redacted, Redacted	Redacted	Redacted Redacted Redacted	Redacted	Redacted
Redacted.	Redacted, Redacted Redacted	Redacted.	Redacted, Redacted Redacted	Redacted	Redacted

Schedule E

LITIGATION

CORPORATE BODY	DESCRIPTION OF LEGAL ACTION
Redacted.	Redacted. Redacted.
Redacted.	Redacted Redacted Redacted
Redacted.	Redacted
Redacted Redacted
Redacted. Redacted Redacted

Schedule F

DEBT

None.

Schedule G

Form of Assignment AND ASSUMPTION AGREEMENT

Dated _____, 20__

Assignment and Assumption Agreement dated as of n among n (the "Assignor") and the Lenders under the Credit Agreement (each as hereinafter defined) and n (the "Assignee")

WHEREAS pursuant to the Credit Agreement dated as of October 15, 2021 (as amended, supplemented, restated or replaced from time to time, the "Credit Agreement") among High Tide Inc. (the "Borrower"), and ATB Financial (the "Lender") the Lender has agreed to make certain credit facilities available to the Borrower upon the terms and conditions contained in the Credit Agreement.

AND WHEREAS the Assignor has agreed to assign and sell to the Assignee all of its right, title and interest in and to the [describe the portion of the commitments and accommodations outstanding being assigned] and all right, title and interest of the Assignor in and to the Loan Documents, to the extent relating thereto (collectively, the "Assigned Credit Facility"), and the Assignee has agreed to accept and purchase the Assigned Credit Facility and assume all liabilities and obligations of the Assignor in respect of the Assigned Credit Facility (collectively, such assignment, sale, purchase and assumption is hereinafter referred to as the "Assignment");

AND WHEREAS all necessary consents, if any to the Assignment have been obtained [Note: if no Default or Event of Default, prior written consent of Borrower is required] and the Assignor and the Assignee are required to enter into this Agreement pursuant to the Credit Agreement;

NOW THEREFORE, in consideration of the foregoing, the sum of $10.00 in lawful money of Canada now paid by the Borrower, the Assignor and the Assignee to each other party and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each such party, the parties agree as follows:

1.	Definitions. Terms defined in the Credit Agreement which appear in this Agreement without definition shall have the meanings ascribed to them in the Credit Agreement.
2.	Conveyance of Interest in Credit Facility. The Assignor assigns, sells, conveys and transfers to the Assignee all of its undivided interest in and to the Assigned Credit Facility as and from the date hereof (the "Effective Date").
3.	Assumption. The Assignee accepts and assumes the Assigned Credit Facility and assumes and agrees to be bound by all of the terms and conditions of the Credit Agreement and the other Loan Documents as if it were the original Lender and party to them with a commitment equal to the commitment included in the Assigned Credit Facility (plus, if the Assignee is already a Lender, its commitment on the date hereof) and acknowledges and expressly assumes in its name, place and stead of the Assignor, all obligations and liabilities attaching to the Assigned Credit Facility and agrees to perform all of the terms, conditions and agreements on its part to be performed as a Lender in respect thereof under the Credit Agreement and the other Loan Documents.

- G2 -

4.	Assignment Fee. The Assignor shall pay to the Lender, for value no later than 12:00 noon (Calgary, Alberta time) on the Effective Date, the assignment fee in the amount of $3,500 as required by the Credit Agreement.

5.              Representations, Warranties and Covenants.

(a)	The Assignor represents and warrants to the Assignee that the outstanding principal amount of the Assigned Credit Facility as set forth in Schedule A remains outstanding as Outstanding Borrowings under the Operating Facility.
(b)	The Assignee represents and warrants to each other party to this Agreement that it has the capacity and power to enter into this Agreement in accordance with its terms and to perform its obligations, and all action required to authorize the execution and delivery of this Agreement, and the performance of such obligations has been duly taken.
6.	Assignee's Acknowledgments. The Assignee acknowledges and agrees that (i) it has received a copy of the Credit Agreement and the other Loan Documents, (ii) it is not entitled to receive any greater payment, on a cumulative basis, pursuant to Section [5.9] of the Credit Agreement than the Assignor would be entitled to receive before the assignment of the Assigned Credit Facility, (iii) if it is not a resident of Canada for purposes of the Income Tax Act (Canada), it acknowledges that payments made to it pursuant to the Loan Documents may be subject to withholding tax under such Act and that the Borrower is under no obligation to indemnify or hold harmless such Assignee in respect of such withholding tax; (iv) it is bound by all of the terms, conditions and covenants of the Credit Agreement and the other Loan Documents and, subject to clause (ii) above, entitled to the same rights and benefits thereof an is subject to the same limitations hereunder and the other Loan Documents as it would have if it were an original Lender and signatory to the Credit Agreement with a Lender's commitment equal to the Lender's commitment included in the Assigned Credit Facility (plus, if the Assignee is already a Lender, its Lender's commitment on the date hereof); and (v) it has independently and without reliance on the Assignor (other than those representations and warranties contained herein) and on the basis of such documents and information as it deems appropriate, made its own credit decision regarding this Assignment. Except for documents referred to in clause (i) above which the Assignor has already received, the Assignor shall not have any duty to provide the Assignee with any credit or other information concerning the affairs, financial condition or business of the Borrower or other third party.
7.	Limitations of Liability. Neither Assignor (except as provided herein) nor the Lender makes any representations or warranties of any kind, nor assumes any responsibility or liability whatsoever, with regard to (a) the Loan Documents or any other document or instrument furnished pursuant thereto or the Operating Facility or the commitments, (b) the creation, validity, genuineness, enforceability, sufficiency, value or collectability of any of them, (c) the amount, value or existence of any collateral charged by any security interests to secure the Outstanding Obligations or the perfection or priority thereof, or (d) the financial condition of any Loan Party or of its obligations under the Loan Documents. The Assignor neither has nor will have any duty, either initially or on a continuing basis, to make any investigation, evaluation, appraisal of, or any responsibility or liability with respect to the accuracy or completeness of, any information provided to Assignee which has been provided to Assignor. Nothing in this Agreement or the Loan Documents shall impose upon the Assignor any fiduciary relationship in respect of the Assignee.

- G3 -

8.	Recognition as Lender. The parties acknowledge and agree that the Assignee is by virtue of compliance with the Credit Agreement effective on the Effective Date a Lender under and as defined in the Credit Agreement and for all of the Loan Documents and bound by the terms, conditions and covenants, entitled to the benefits thereof as if it were an original Lender and signatory with a commitment equal to the commitment included in the Assigned Credit Facility (plus, where the Assignee is already a Lender, its commitment on the date hereof) and the Borrower shall be entitled, as and from this date, to deal exclusively and directly with the Assignee in respect of all matters relating to the Assigned Credit Facilities and the Loan Documents as they relate thereto.
9.	Governing Law. This Agreement shall be governed by an interpreted and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.
10.	Enurement. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.
11.	Counterparts. This Agreement may be executed in counterparts and delivered electronically (including by way of facsimile) and all of such counterparts, when so delivered and taken together, shall be deemed to constitute one and the same original instrument.

IN WITNESS WHEREOF the parties have executed this Agreement under the hands of their proper officers duly authorized in that behalf as of the date first above written.

[ASSIGNOR]

By:
Title:

[ASSIGNEE]

By:
Title:

- G4 -

Schedule "A"

Assigned Credit Facilities

Lender	Assigned Lender's Credit Facility commitment
n	$n

Schedule H

Redacted

1.	Redacted
2.	Redacted.
3.	Redacted.
4.	Redacted
5.	Redacted
6.	Redacted
7.	Redacted
8.	Redacted
9.	Redacted
10.	Redacted
11.	Redacted
12.	Redacted
13.	Redacted
14.	Redacted
15.	Redacted
16.	Redacted
17.	Redacted
18.	Redacted
19.	Redacted
20.	Redacted
21.	Redacted
22.	Redacted

23.           Redacted

24.	Redacted
25.	Redacted

26.	Redacted
27.	Redacted
28.	Redacted
29.	Redacted

Redacted

1.	Redacted
2.	Redacted
3.	Redacted
4.	Redacted
5.	Redacted
6.	Redacted
7.	Redacted
8.	Redacted
9.	Redacted
10.	Redacted
11.	Redacted
12.	Redacted
13.	Redacted

Schedule I

ERISA

Details of all Title IV ERISA Plans:

None

Details of all Multiemployer Plans:

None

Details of all material Benefit Plans:

None

Schedule J

CBD Supplier Attestation

See attached.